FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, March 6th, 2013.

MANAGEMENT PROPOSALS FOR THE ANNUAL AND SPECIAL SHAREHOLDERS

MEETING ON APRIL 17TH, 2013

Content

At Annual Shareholders Meeting:

Proposal for Designation of Retained Earnings for the Fiscal Year	4
CAPITAL BUDGETING	10
Comments of the Management about the Company’s Financial Situation	11
PROPOSAL OF MANAGEMENT AND FISCAL COUNCIL GLOBAL REMUNERATION	50
ANNEX TO THE PROPOSAL OF MANAGEMENT andFISCAL COUNCIL GLOBAL REMUNERATION	51

At Special Shareholders Meeting:
Investment Plan for the Fiscal Year of 2013	78
Management Proposal – Capitalization of the Goodwill Special Reserve Portion	79
Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion	81
Annex I to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion	88
Annex II to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion	89

AT ANNUAL SHAREHOLDERS MEETING:

Proposal for Designation of Retained Earnings for the Fiscal Year  (Article 9º of CVM Instruction 481/2009)

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders meeting of 2013, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1.            Net income for the fiscal year

The Company’s Net Income on December 31, 2012 totals R$ 1,051,180,170.11. From this amount, R$ 52,559,008.51 will be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	R$ 83,668,421.44	R$ 165,986,869.03	R$ 249,655,290.47
Amount per Common Share	R$ 0.30	R$ 0.593716430	R$ 0.892988998
Amount per Preferred Share [1]	R$ 0.328756441418604	R$ 0.653088073	R$ 0.982287897

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.593716430 per common share and R$ 0.653088073 per preferred share, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

1 For this calculation, we considered the number of preferred shares outstanding on the date hereof.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the above mentioned deadline, without any interest between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2st quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	June 11, 2012	July 31, 2012	November 12, 2012	April 17, 2013
Date of Beginning of Negotiations Ex-Rights	June 12, 2012	August 01, 2012	November 13, 2012	April 18, 2013

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2010	2011	2012
Net earnings for the fiscal year	R$ 722,421,870.97	R$ 718,218,236.65	R$ 1,051,180,170.11
Total dividend distributed	R$ 171,575,194.36	R$ 170,576,831.20	R$ 249,655,290.47
Dividend related to Preferred Shares	R$ 0.690501017	R$ 0.679740054	R$ 0.982287897
Dividend related to Common Shares	R$ 0.627728197	R$ 0.617945504	R$ 0.892988998

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 52,559,008.51 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	R$ 1,235,641,037.25
Taxes/ Interest in the Company capital	R$ (184,460,867.14)
Net Income	R$ 1,051,180,170.11
Legal Reserve (5% of the Net Income)	R$ 52,559,008.51

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.         Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yes, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Overall amount of the dividend paid in advance to the holders of preferred shares	R$ 53,764,466.14
Overall amount of the dividend to be paid to the holders of preferred shares	R$ 106,805,303.76
Overall amount of the dividend paid to the holders of preferred shares	R$ 160,569,769.90

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of the dividend paid in advance to each class of preferred share	R$ 0.328756441418604
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.653088073
Overall amount of the dividend paid to each class of preferred share	R$ 0.981844514418604

10.          With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.            Inform the amount occasionally retained

There is no retention of mandatory dividend.

11.          Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12.          Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.          Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14.          Designation of income for reserves stipulated by the Bylaws

a          Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [legal reserve], "b" [contingencies reserve], and "c" [dividend] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 674,069,284.02.

c.         Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2012. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year	R$ 1,051,180,170.11
Legal Reserve (5%)	R$ (52,559,008.51)
Tax Base for Dividends	R$ 998,621,161.60
Dividends (25%)	R$ (249,655,290.47)
Adjusted Net Income	R$ 748,965,871.13
Reserve for Expansion (90%)	R$ 674,069,284.02

15.          Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 748,965,871.13, in that R$ 674,069,284.02 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 74,896,587.11 based on capital budgeting under Section 196, Paragraph 2 of Law 6,404/76.

b.         Provide a copy of the capital budgeting

See the proposal for Capital Budgeting on page 10.

16.          Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

São Paulo, March 6th, 2013

BOARD OF OFFICERS

Capital Budgeting

To the Shareholders: In accordance with Section 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.         Inform the designation of the Retained Earnings for 2011 (Reserve for Expansion and Capital Budgeting) as approved at the 2012 Annual and Special Shareholders’ Meeting, as follows:

(i) The Company’s Investment Plan for 2011 amounted to R$ 1,966,000,000.00. However, the investment made by the Company totaled R$ 1,576,558,608.81, that is R$ 703,012,052.11 for the opening of new stores and purchase of land, R$ 432,830,378.47 for refurbishment of stores and R$ 440,716,178.23 for infrastructure (IT, Logistics and others); and

(ii) The Reserve for Expansion, in the amount of R$ 460,557,444.25, and the Budgeting Capital, in the amount of R$ 51,173,049.36, approved at the 2012 Annual and Special Shareholders’ Meeting were used to support those investments. The difference was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties.

2.                Propose that retention of R 748,965,871.13 from the earnings of 2012 in order to borne the Investment Plan of 2013, to be approved by the Board of Directors e and by the shareholders, in that R$ 674,069,284.02 to the Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws) and R$ 74,896,587.11 to the Capital Budgeting (Section 196 of Law 6,404/76).

This is our proposal.

São Paulo, March 6th, 2013.

THE BOARD OF OFFICERS

Comments of the MAnagement about the Company’s Financial Situation

Item 10 of Reference Form, CVM Instruction 480/2009, of December 7, 2009 (“ICVM 480”)

10.1      General Financial and Equity Conditions

(a)         general financial and equity conditions

The Group’s operating and financial information, presented herein, includes the effects of the partnership between Via Varejo S.A. and Nova Casas Bahia, which took place in December 2009, and their financial statements were consolidated as of November 2010. Therefore, the consolidation of results related to all months only occurred in 2011.

We believe that the Company presents the financial and equity conditions required for the execution of its plans for capital expansion and investment, while also meeting all liquidity requirements and complying with short and long-term obligations. Even so, these conditions are subject to certain events beyond our control, such as the stability and behavior of the Brazilian economy.

Our understanding of the Company’s financial and equity conditions is based on the following economic and financial fundamentals, considering our consolidated financial statements for the fiscal year ended December 31, 2012:

  gross revenue of R$ 57.234 billion and net sales of R$ 50.924 billion, up 8.6% and 9.3%, respectively, compared with the same period in 2011;

  gross profit of R$ 13.804 billion, with a gross margin of 27.1%;

  total operating expenses accounted for 19.9% of net sales, totaling R$ 10.136 billion in absolute terms;

  EBITDA of R$ 3.668 billion, with an EBITDA margin of 7.2%;

  net financial result of R$ 1.3193 billion, accounting for 2.3% of net sales;

  net debt of R$ 3.406 billion;

  net income of R$ 1.051 billion, with a net margin of 2.1%; and; and

  shareholders' equity of R$ 11.068 billion, up 9.64% over the shareholders’ equity of R$ 10.094 billion recorded in 2011. Therefore, Company’s Net Debt/Shareholders’ Equity ratio stood at 30.8%.

(b)         capital structure and eventual redemption of shares

We understand that Company’s current capital structure, mainly measured by the Net Debt/EBITDA ratio of 0.93x, shows a leverage level compatible with the Company's policies, which project a Financial Net Debt/EBITDA ratio of around 1x. See below:

(R$ millions)	Consolidated
	2012	2011

Short Term Debt	(1,712)	(2,654)
Loans and Financing	(1,044)	(2,153)
Debentures	(668)	(502)
Long Term Debt	(6,151)	(3,691)
Loans and Financing	(2,409)	(1,554)
Debentures	(3,741)	(2,138)
Total Gross Debt	(7,863)	(6,346)
Cash and Marketable Securities	7,086	4,970
Net Debt	(777)	(1,376)
Net Debt / EBITDA(1)	0.21x	0.45x
Payment book ‐ short term	(2,499)	(2,263)
Payment book ‐ long term	(130)	(129)
Net Debt with payment book(2)	(3,406)	(3,768)
Net Debt / EBITDA(1)	0.93x	1.24x

(1) EBITDA for the last 12 months, including amounts from Real State

There is no assumption of share redemption.

For further information regarding the changes perceived in the chart above, see note “Receivable Securitization Fund – Pão de Açúcar (“PAFIDC” e “Globex FIDC”)” below.

(c)         ability to pay financial commitments

On December 31, 2012, EBITDA was R$ 3.668 billion, while net financial result was a negative R$ 1.193 billion. Therefore, EBITDA reported an interest coverage ratio of 3.1 times in relation to Company’s financial expenses in the fiscal year ended December 31, 2012.

The aforementioned results evidence that Company’s cash flow, as well as available funds, Company’s ability to pay is appropriate in order to deal with its short and long-term financial commitments.

(d)         sources of financing for working capital and investments in non-current assets utilized by the Company

The Company may raise funds through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Economic and Social Development Bank (“BNDES”), partially denominated in reais and partially pegged to a foreign currency basket (also “swapped” with payment obligations denominated in reais with DI-pegged interest rates), plus annual interest rates; and (B) funding on capital markets, through the issue of debentures or securitization operations.

In 2012, Company had no difficulties in obtaining loans or refinancing its current debt. For more information on agreements entered into by the Company and the BNDES, see “Relevant Loan and Financing Agreements,” item "f,” below.

(e)         sources of financing for working capital and investments in non-current assets that the Company plans to utilize to cover liquidity deficiencies

For more information on Company’s funding sources for working capital and investments in non-current assets we plan to utilize to cover any liquidity deficiencies, see item ”d,” above.

(f)          debt levels and debt characteristics

Relevant loans and financing agreements

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

In R$ thousand

Current	2012	2011
Debentures
Debentures	674,003	506,122
Swap contracts	(206)	68
Funding fees	(5,353)	(4,346)
	668,444	501,844

Loans and Financing
Local currency
BNDES	113,236	152,751
IBM	5,100	6,815
Working capital	155,196	126,892
Consume finance – CDCI	2,498,997	2,263,122
PAFIDC	-	1,235,901
Financial leasing	83,054	81,521
Swap contracts	(11,210)	(882)
Funding fees	(7,290)	(8,670)
Other	-	2,379
	2,837,083	3,859,829
Foreign currency
Working capital	723,140	537,023
Swap contracts	(17,387)	19,163
Funding fees	(130)	(361)
	705,623	555,825
	4,211,150	4,917,498

Relevant loans and financing agreements

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

Non-current	2012	2011
Debentures
Debentures	3,748,000	2,145,886
Funding fees	(6,647)	(8,368)
	3,741,353	2,137,518

Loans and Financing
Local currency
BNDES	283,141	405,515
IBM	-	5,112
Working capital	1,806,566	1,406,575
Consume finance – CDCI	130,338	129,300
Globex FIDCs	-	1,184,522
Financial leasing	162,537	194,788
Swap contracts	(35,221)	(25,779)
Funding fees	(8,172)	(7,780)
	2,339,189	3,292,253

Foreign currency
Working capital	258,811	832,657
Swap contracts	(58,249)	(21,399)
Funding fees	-	(129)
	200,562	811,129

	6,281,104	6,240,900

Working capital, swap and consumer finance with intervening parties

In R$ thousand

	Rate	2012	2011
Debt
Local currency
Banco do Brasil	11.8% per year	524,175	1,856,869
Banco do Brasil	104.99% CDI	1,997,047	327,026
Bradesco	111.77% CDI	887,730	1,041,287
Santander	105.7% CDI	-	88,830
Safra	111.83% CDI	1,182,145	611,877
		4,591,097	3,925,889
Current		2,654,193	2,390,014
NonCurrent		1,936,904	1,535,875

Foreign currency
Citibank	(Libor + 1.45%) per year	48,121	-
Itaú BBA	USD + 3.19% per year	597,583	536,100
Banco do Brasil	USD + 3.9% per year and 2.3% per year	-	317,373
Bradesco	USD + 2.68% per year and 3.94% per year	-	115,017
Santander	USD + 4.49% per year	132,204	116,239
Unibanco	USD + 4.90% per year	-	89,087
HSBC	USD + 2.40% per year	204,043	195,864
		981,951	1,369,680
Current		723,140	537,023
NonCurrent		258,811	832,657

Swap contracts
Citibank	105% CDI	(7,145)	-
Itaú BBA	103.7% CDI	(34,067)	(901)
Banco do Brasil	102.65% CDI	(46,432)	(15,681)
Bradesco	103.9% CDI	-	(4,348)
Santander	110.7% CDI	839	18,058
Unibanco	104.96% CDI	(206)	68
HSBC	99.00% CDI	(35,262)	(26,025)
		(122,273)	(28,829)
Current		(28,803)	18,349
NonCurrent		(93,470)	(47,178)

		5,450,775	5,266,740

		Consolidado
	Taxa	31.12.2011	31.12.2010
Dívida
Moeda local
Itaú Unibanco	-	-	14
Banco do Brasil	11,8% a.a	1.856.869	1.188.303
Banco do Brasil	98,5% do CDI	327.026	-
Bradesco	12,6% a.a.	1.041.287	657.967
Alfa	CDI + 1,5% a.a.	-	11.040
HSBC	10,3% a.a.	-	4.811
Santander	104% do CDI	88.830	190.317
Safra	10,4% a.a.	611.877	564.778
		3.925.889	2.617.230
Circulante		2.390.014	1.542.136
Não circulante		1.535.875	1.075.094

Moeda estrangeira
Itaú BBA	USD + 3,2% a.a.	534.989	296.147
Banco do Brasil	USD + 3,9% a.a. e 2,3% a.a.	317.373	143.612
Bradesco	USD + 2,7% e 3,9% a.a.	115.017	-
Santander	USD + 2,1% a.a.	116.239	337.693
ABN AMRO	USD+ 4,9% a.a.	89.086	252.555
HSBC	USD + 2,4% a.a.	196.976	-
		1.369.680	1.030.007
Circulante		537.023	414.140
Não circulante		832.657	615.867

Contratos de swap
Itaú Unibanco	CDI 105,0%	-	598
Itaú BBA	CDI 102,8%	(901)	35.055
Banco do Brasil	CDI 103,2%	(15.681)	18.808
Bradesco	CDI 103,9%	(4.348)	-
Santander	CDI 110,7%	18.058	56.560
ABN AMRO	CDI 104,3%	68	4.187
HSBC	CDI 99,0%	(26.025)	-
		(28.829)	115.208
Circulante		18.349	44.015
Não circulante		(47.178)	71.193
		5.266.740	3.762.445

Swap

For operations in foreign currency, the Company uses swap operations to swap liabilities denominated in U.S. dollars and fixed interest rates with Real pegged to CDI floating interest rates. The CDI annual benchmark rate at December 31, 2012 was 8.40% (11.60% in 2011).

BNDES

The line of credit from BNDES is indexed by TJLP (long-term interest rates), plus spread, resulting in the final interest rate.

Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any asset as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) EBITDA/Net Debt ratio of equal to or in excess of 0.35. The Company controls and monitors these indexes and on December 31, 2012 was complying with the financial ratios above mentioned.

In R$ thousand

Annual financial charges	Number of monthly installments	Date of issue	Maturity	2012	2011

TJLP + 3.2%	46	Jun/07	Nov/12	-	30,285
TJLP + 2.7%	46	Nov/07	Nov/12	-	4,375
TJLP + 3.6%	60	Jul/10	Dez/16	328,120	410,327
4,5% per year	60	Fev/11	Dez/16	31,833	39,797
TJLP + 2.3%	48	Jun/08	Jun/13	1,376	4,127
TJLP + 2.3%	48	Fev/07	May/12	-	2,112
TJLP + 1.9% per year	30	May/11	Jun/14	16,930	28,234
7% per year	24	Mar/10	Out/12	26	16,809
TJLP + 1.9% per year + de 1% per year	30	May/11	Jun/14	7,258	12,105
TJLP + 3.5% per year + de 1% per year	30	May/11	Jun/14	6,052	10,095
TJLP + 3% per year	24	Set/12	Ago/15	4,782	-
				396,377	558,266

Current				113,236	152,751
NonCurrent				283,141	405,515

			Consolidado
Encargos financeiros anuais	Número de parcelas mensais	Vencimento	31.12.2011	31.12.2010

TJLP + 3,2%	46	nov/12	30.285	63.339
TJLP + 2,7%	46	nov/12	4.375	9.150
TJLP + 3,6%	60	dez/16	410.327	324.663
4,5% a.a.	60	dez/16	39.797	-
TJLP + 4,5%	24	jan/11	-	147
TJLP + 4,5%	11	nov/11	-	8.889
TJLP + 2,3%	11	nov/11	-	1.109
TJLP + 2,8%	48	nov/11	-	4.459
TJLP + 2,3%	48	jun/13	4.127	43.591
TJLP + 2,3%	48	mai/12	2.112	4.183
TJLP + 2,8%	48	mai/12	-	2.725
TJLP + 1,9% a.a	30	jun/14	28.234	-
7% a.a.	24	out/12	16.687	-
TJLP + 1,9% a.a. + de 1% a.a.	30	jun/14	12.105	-
TJLP + 3,5% a.a. + de 1% a.a.	30	jun/14	10.095	22
			558.144	462.277

Circulante			152.629	80.905
Não circulante			405.515	381.372

Debentures

In R$ thousand

				Date
	Type	Issue’s Amount	Outstanding Debentures	Issue	Maturity	Annual financial charges	Unit price	2012	2011	2010

Company
6th Issue – 1st Series – GPA–	No preference	540,000	54,000	01/03/07	01/03/13	CDI + 0.5%	3	184,278	373,529	559,195
6th Issue – 2nd Series – GPA–	No preference	239,650	23,965	01/03/07	01/03/13	CDI + 0.5%	3	81,782	165,771	248,169
6th Issue – 1st and 2nd Series – GPA	Interest rate swap	779,650	-	01/03/07	01/03/13	104.96% CDI	3	(206)	68	598
7th Issue – 1st Series - GPA	No preference	200,000	-	15/06/09	05/06/11	119% CDI	1,056	-	-	234,979
8th Issue – 1st Series - GPA	No preference	500,000	500	15/12/09	15/12/14	109.5% CDI	1,344	401,042	626,706	552,772
9th Issue – 1st Series - GPA	No preference	610,000	610	05/01/11	05/01/14	107.7% CDI	1,204	748,000	685,647	-
10th Issue – 1st Series - GPA	No preference	800,000	80,000	29/12/11	29/06/15	108.5% CDI	11	873,669	800,355	-
11th Issue – 1st Series - GPA	No preference	1,200,000	120,000	02/05/12	02/11/15	CDI + 1%	10	1,214,147	-	-
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	17/02/12	30/07/15	CDI + 1%	10	413,624	-	-
1st Issue – 1st Series – Nova Pontocom	No preference	100,104	100,000	25/04/12	25/04/13	105.35% CDI	1	105,461	-	-
1st Issue – 1st Series - NCB	No preference	200,000	20,000	29/06/12	29/12/14	CDI + 0.72%	10	200,000	-	-
1st Issue – 2nd Series – NCB	No preference	200,000	20,000	29/06/12	29/01/15	CDI + 0.72%	10	200,000	-	-

Funding fees								(12,000)	(12,714)	(10,566)
								4,409,797	2,639,362	1,588,147
Current								668,444	501,844	520,675
Noncurrent								3,741,353	2,137,518	1,067,472

The following tables shows a breakdown of debentures issued on December 31, 2012 and on December 31, 2011:

In R$ thousand

	Number of debentures	Amount
At December 31, 2011	159,075	2,639,362
3rd Issue	40,000	400,000
11th Issue	120,000	1,200,894
1st Issue – 1st Series – Nova Pontocom	100,000	100,000
1st Issue – 1st Series – NCB	20,000	200,000
1st Issue – 2nd Series – NCB	20,000	200,000
Interest and swap reserved	-	326,879
Amortizations	-	(657,339)

At December 31, 2012	459,075	4,409,797

	Quantidade de
	debêntures	Valor
Em 31.12.2010	78.665	1.588.147
Juros líquidos de pagamentos e valor
justo de swap	-	105.746

Amortização 6ª emissão	(25.988)	(259.883)

Amortização 7ª emissão	(200)	(200.000)

9ª Emissão de Debêntures	610	610.000
10ª Emissão de Debêntures	80.000	800.000
Custo de captação 10ª emissão	-	(4.648)
Em 31.12.2011	133.087	2.639.362

Financial Lease Obligations

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated during their useful life. However, if there is no reasonable certainty that the Company will own the leased item upon the end of the lease term, the asset is depreciated over its estimated useful life or lease term, whichever is shorter.

Lease agreements classified as financial lease are listed below:

	2012	2011
Finance leasing liability –minimum rental payments:
Up to 1 year	83,054	81,521
1 - 5 years	127,283	152,944
More than 5 years	35,254	41,844
Actual value of financial lease agreements	245,591	276,309

Future borrowing charges	112,620	119,919
Gross amount of financial lease agreements	358,211	396,228

	Consolidado
	31.12.2011	31.12.2010

Passivo de arrendamento mercantil financeiro – pagamentos mínimos de aluguel:
Menos de 1 ano	81.643	64.467
De 1 a 5 anos	152.944	63.262
Mais de 5 anos	41.844	37.982

Valor presente dos contratos de arrendamento mercantil financeiro	276.431	165.711

Encargos futuros de financiamento	119.919	127.184

Valor bruto dos contratos de arrendamento mercantil financeiro	396.350	292.895

Receivable Securitization Fund – Pão de Açúcar (“PAFIDC” and “Globex FIDC”)

GPA maintened, until December of 2012, an operation of transfer of part of its trade receivables of credit cards and services for two receivables securitization fund  constituted for such purposes, Globex FIDC and PAFIDC.

The fund’s capital structure on December 31, 2012 was composed by 10,295 senior quotas held by third parties (“Banco Rabobank”) in the amount of R$1,235,901, which represent 89.90% of the fund’s equity and 2,864 subordinated quotas held by the Company and subsidiaries in the amount of R$138,849, which represent 10.10% of the fund’s equity.

The subordinated quotas were imputed to the Company and are recorded in non-current assets as interest in the receivables securitization fund, with a balance of R$124,276.

The capital structure of Globex FIDC on December 31, 2012 was composed by 11,666 senior quotas held by third parties (capital markets investors) in the amount of R$1,184,522, which represent 85.00% of the fund’s equity and 1,910 subordinated quotas held by Via Varejo, in the amount of R$209,068, which represent 15,00% of the fund’s equity.

The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

Below, the interest rates of senior quotaholders:

Consolidated

		2012		2011
Quotaholder	Amount	CDI Rate	Balance	CDI Rate	Balance
			Redeemable		Redeemable
Senior A – PAFIDC	5,826	-	-	108.00%	758,660
Senior B – PAFIDC	4,300	-	-	108.00%	207,614
Senior C – PAFIDC	169	-	-	108.00%	269,627
Senior - 1[a] Series – Globex FIDC	11,666	-	-	107.75%	1,184,522
			-		2,420,423

Current			-		1,235,901
Noncurrent			-		1,184,522

		31.12.2011		31.12.2010
			Saldo a		Saldo a
Quotistas	Quantidade	Taxa CDI	resgatar	Taxa CDI	resgatar
Seniores A	5.826	108,00%	758.660	109,50%	672.861
Seniores B	4.300	108,00%	207.614	109,50%	184.135
Seniores C	169	108,00%	269.627	109,50%	239.134
			1.235.901		1.096.130

At the time of the transfer operation of part of receivables, the subordinated quotas had the risk to absorb possible losses on receivables transferred and losses attributed to the fund. Holders of the senior quotas had no right of indemnification against other assets of the Company and its subsidiaries in the event of default of the amounts owed by customers.

Funds Reestructuring in 2012

Due changings of the receivable discount policy, there were negotiations concerning changing on the receivable funds, as follows:

a) PAFIDC: Alteration on Regulation of PAFIDC was approved on the General Quotaholder Meeting of December 21, 2012, in which the Company no longer holds any participation or obligation in the fund. The fund had its corporate name changed, answering by the denomination of Multicredit FIDC and no longer holds, on an exclusive basis, receivable from GPA.

As GPA holds no further participation on the current MultiCredit FIDC and no further obligation of absorbing any of the risks expected on Fund’s assets, the Fund are no longer consolidated since December 26, 2012.

b) Globex FIDC: The discount operations with credit cards by means of Globex FIDC were terminated on December 14, 2012, under mutual agreement between senior quotaholders.

By this means, the senior quotas were paid to Fund’s quotaholders and on December 31, 2012, it remained in the Fund an cash balance amount and subordinates quotas obligations to be settled, concluding the process of Fund’s settlement, during the first quarter of 2013.

Other long-term relations with financial institutions

Except for the aforementioned operations, the Company has no other relevant long-term relations with financial institutions.

Level of subordination in Company’s debt

There is no subordination in Company’s  debt.

Restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest

Agreements signed with the BNDES are subject to “Provisions Applicable to BNDES Agreements.” According to the "Provisions Applicable to BNDES Agreements" borrowers of the BNDES, including the Company, without previous authorization from BNDES cannot: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

The debentures issued are not convertible into shares and hold no guarantee, exception made to subsidiaries issuance, in which the Company grants surety ship.

The amortization of such debentures may differ depending its issuance. The following types of amortization are previewed: (i) exclusive payment on the due date (including all series of Nova Pontocom and the 9th issuance of CBD), (ii) exclusive payment on due date with annual remuneration (10th issuance of CBD); (iii) exclusive payment on due date with semiannual remuneration (11th issuance of GPA, 3rd issuance of Via Varejo and 1st issuance of NCB); (iv) annual installments (6th series of CBD) and semiannual from the 4th year after the issuance, (v) semiannual payments and remuneration from the 3rd year from the issuance (8th issuance of CBD).

The issuances of 8th, 9th, 10th and 11th has the right to an anticipated  settlement, at any time with the terms established on the instrument of issuance. The 6th issuance and the 3rd issuance of Via Varejo shall only be settled from the 18th month. The issuance of NCB and Nova Pontocom does not preview the anticipated settlement.

GPA holds the commitment to keep all financial index in connection with the issuance accomplished. Such index are calculated based on the financial statements of the Company, prepared under the terms of accounting practices used in Brazil, on the respected issuing company, that shall be: (i) net debt (debt minus availability and debts to be received) not exceeding the net worth; (ii) index of the Consolidated Net Debt/EBITDA ratio must be less than or equal to 3.25 (effected in December 31 of 2012 was 0.19). In December 31 2012, GPA had reached as mentioned index.

(g)         limits on the use of the financing already contracted

The Company has a credit limit of approximately R$900 million approved with the BNDES to partially finance the Company’s expansion and renovation plan. On December 31, 2012, R$556 million had not been used by the Company. All other loans took out by the Company have been already released, and part of such amount were already paid.

(h)         relevant changes in each item of the financial statements

Consolidated financial statements were prepared and are reported according to the accounting practices adopted in Brazil, which include standards issued by the Brazilian Securities and Exchange Commission (CVM) and pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), in compliance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standard Board (“IASB”).

Income Statement

Fiscal Years Ended December 31, 2012 and 2011

	CONSOLIDADO

R$ - Milhões	2012	2011	A%
Receita Bruta de Vendas	57.234	52.681	8,6%
Receita Líquida de Vendas	50.924	46.594	9,3%
Custo das Mercadorias Vendidas	(37.121)	(33.935)	9,4%
Lucro Bruto	13.804	12.659	9,0%
Despesas com Vendas	(8.343)	(7.937)	5,3%
Despesas Gerais e Administrativas	(1.771)	(1.683)	4,2%
Resultado da Equiv. Patrimonial	11	35	-68,9%
Outras Despesas e Receitas Operacionais	(33)	(259)	-87,2%
Total das Despesas Operacionais	(10.136)	(9.844)	3,0%
Lucro Oper. antes da Depr. e rec(desp) Financeiras - EBITDA	3.668	2.816	30,3%
Depreciação e Amortização	(798)	(678)	17,7%
Lucro Operac. antes impostos e Rec(desp.) financeiras - EBIT	2.869	2.137	34,2%
Receitas financeiras	593	593	0,0%
Despesas financeiras	(1.786)	(1.926)	-7,3%
Resultado Financeiro Líquido	(1.193)	(1.333)	-10,5%
Lucro Operacional Antes I.R	1.676	805	108,3%
Imposto de Renda	(520)	(85)	511,7%
Lucro Líquido Companhia	1.156	720	60,7%
Participação de Acionistas Não Controladores	(105)	(1)	NA
Lucro/Prejuízo dos Acionistas Controladores	1.051	718	46,4%
Lucro por ação	3,99	2,73	46,3%
No. de ações (milhões) ex - Ações em tesouraria	263	263

Fiscal Years Ended December 31, 2011 and 2010

DEMONSTRAÇÃO DE RESULTADO DO EXERCÍCIO

Consolidado
R$ - Milhões	2011	2010	A%

Receita Bruta de Vendas	52.681	36.144	45,8%
Receita Líquida de Vendas	46.594	32.092	45,2%
Custo das Mercadorias Vendidas	(33.933)	(24.241)	40,0%
Lucro Bruto	12.662	7.850	61,3%
Despesas com Vendas	(7.937)	(4.866)	63,1%
Despesas Gerais e Administrativas	(1.683)	(951)	77,0%
Total das Despesas Operacionais	(9.620)	(5.817)	65,4%
Lucro Oper. antes da Depr. e rec(desp) Financeiras - EBITDA	3.042	2.033	49,6%
Depreciação e Amortização	(681)	(446)	52,5%
Lucro Operac. antes impostos e Rec(desp.) financeiras - EBIT	2.361	1.587	48,8%
Receitas financeiras	593	323	83,6%
Despesas financeiras	(1.926)	(1.146)	68,0%
Resultado Financeiro Líquido	(1.333)	(823)	61,9%
Resultado da Equiv. Patrimonial	35	34	0,9%
Resultado com Ativo permanente	(49)	(21)	130,5%
Resultado não Recorrente	(99)	(105)	-5,2%
Outras Despesas e Receitas Operacionais	(110)	(2)
Lucro Operacional Antes I.R	805	670	20,0%
Imposto de Renda	(85)	(85)	0,6%
Participação de Acionistas Não Controladores	(1)	33
Lucro/Prejuízo dos Acionistas Controladores	718	618	16,1%
Lucro por ação	2,76	2,40	14,9%
No. de ações (milhões) ex - Ações em tesouraria	260	257

	Consolidado
% de Receita Líquida de Vendas
	2011	2010
Lucro Bruto	27,2%	24,5%
Despesas com Vendas	17,0%	15,2%
Despesas Gerais e Administrativas	3,6%	3,0%
Total de despesas Operacionais	20,6%	18,1%
EBITDA	6,5%	6,3%
Depreciação e Amortização	1,5%	1,4%
EBIT	5,1%	4,9%
Resultado Financeiro Líquido	2,9%	2,6%
Resultado com Ativo Permanente e Outros	0,6%	0,4%
Lucro antes do I.R	1,7%	2,1%
Imposto de Renda	0,2%	0,3%
Partic. de acionistas não controladores	0,0%	0,1%
Lucro/Prejuízo dos Acionistas Controladores	1,5%	1,9%

Net sales revenues

Company’s net sales revenue increased 9.3%in 2012, from R$46,594 billion in 2011 to R$50,924 billion in 2012

On the retail food, the highlights were the conclusion of the process of convertion of Extra Fácil into Minimercado Extra, the consolidation of changings initiated on 2011 on Assaí, the resumption of the expansion process of label Pão de Açúcar and the strengthening of Extra as a nationwide player.

It was the first full year of the operation of Extra Supermercado. Up to the last quarter of 2011, the label operated only by means of Extra Hiper. In the last quarter of the year it was launched Extra Delivery, which consolidates the label Extra as a multichannel.

The Company finished December with 1,568 thousand m² on selling area on food retail. The growth on the area was of 4.8%, or 72.0 thousand m², with a total of 55 open stores, with highlight for the growth of Minimercado Extra.

On Via Varejo, we highlight the repositioning and improvement of the assortment of products on Ponto Frio stores, as well as the positive effect on the sales results by means of the maintenance of IPI reduction for white line. In general, as per deflation on electro category and inflation over categories like furniture and mattress on the last 12 months, as published by IBGE, considering the assortment of stores and Nova Pontocom, the real growth was of 7.9%.

In 2011, net sales revenue increased 45.2%, from R$32.092 billion in 2010 to R$46.594 billion.

Among the factors that contributed to increase our net sales revenue in 2011 were mainly: (i) the consolidation of results from Novas Casas Bahia, (ii) the opening of 41 stores, (iii) the completion of the conversion of CompreBem and Sendas to Extra Supermercado (which represents higher growth than previous formats), (iv) the repositioning of Assaí and Mini Mercado Extra, (v) and Nova Pontocom (with high growth levels and the inclusion of new categories into its portfolio).

Gross Profit

Gross Profit went up from R$12,659 billion in 2011 to R$13,804 billion in 2012 a growth of 9.0%. This increase was mainly due to growth on the sales at the same period, the gross margin was in 27.1% in 2012, a reduction of 0.1 percentage point in relation to 2011.

In 2011, gross profit went up 61.3%, from R$7.850 billion in 2010 to R$12.662 billion. This increase was chiefly due to: (i) better negotiations with suppliers, in line with a business strategy that applies specific IT systems, thus, enabling improved business management; (ii) consolidation of Nova Casas Bahia’s results, which, together with Ponto Frio and Nova Pontocom operations, mainly allowed scale gains with suppliers and access to a wider range of products.

Operating Revenue (Expenses)

We present total operating expenses of R$10,136 billion in 2012, an increase of 3.0%. as compared to those of 2011, on the amount of R$9,844 billion, increasing in an perceptual less than the increasing of net sales. Such expenses decreased from 17% of net sales in 2011, to 16.4% in 2012, and General Expenses and Ordinary Expenses were reduced from 3.6% of net sales in 2011 to 3.5% in 2012.

In 2011, total operating expenses came to R$9.620 billion, up 65.4% compared to R$5.817 billion in 2010. This increase was mainly due to: (i) the consolidation of Nova Casas Bahia’s results, particularly its furniture operations that contributed to an increase in operating expenses as percentage of net sales compared to other brands

Depreciation and Amortization

Depreciation and amortization ended at R$798 million in 2012, representing a growth of 17.7% compared to the depreciation of R$678 million in 2011. Such increase was mainly due the amortization of new investments done during the year of 2012.

In 2011, depreciation and amortization came to R$ 681 million, up 52.5% compared to a total of R$ 446 million in 2010, mainly due to: (i) the amortization of intangibles deriving from the business combination with Nova Casas Bahia; (ii) the consolidation of Novas Casas Bahia’s results.

Net Financial Result

Net financial result went decreased 10.5% in 2012, from R$1,333 billion in 2011 to R$1,193 billion. The referred decrease was mainly due to (i) reduction on indebting, at general by the restructuring of FIDCs; and (ii) reduction of CDI in which such average index reduced from 11.6% in 2011 to 8.4%.

Net debt totaled R$3,406 billion, a decrease of R$1.524 million compared to 2011, mainly by reason of changes in the structure of FIDCs (as described on item d above “financing sources for noncurrent used by the Company”).

In 2011, net financial result went up 61.9%, from R$823 million in 2010 to R$1.333 billion in 2011. This increase was chiefly due to: (i) an increase in debt to finance business growth; (ii) an increase in receivables discount due to the growth of home appliance segment. Net debt came to R$3.768 billion, down R$547 million from 2010, mainly due to (i) greater cash generation, (ii) higher volume of discounted receivables at the year’s end.

(i)          Operating Result

Company’s operating result increased 30.3% in 2012, from R$2,816 billion in 2011 to R$3,668 billion in 2012. This increase was basically due to: (i) 9.3% growth in net sales revenue; (ii) increase on the gross margin due a better mix of sales on food operations; (iii) costs control in the operation of electronics and (iv) reduction on financial costs due less indebting and reduction of interest rates, better management of deadlines to receive of clients and decrease on basic interest rates.

In 2011, operating result increased 48.8%, from R$1.587 billion in 2010 to R$2.361 billion in 2011. This increase was basically due to (i) 45.2% growth in net sales revenue, in line with improved negotiations with suppliers, and partially impacted by higher operating expenses.

Net Income from Controlling Shareholders

Due to the reasons mentioned above, net income was up 46.4% in 2012, from R$718 million in 2011 to R$1,051 billion in 2012.

Balance Sheet

Fiscal Years Ended December 31, 2012 and 2011

Balance Sheet – Consolidated Assets

	GPA Consolidado

(R$ milhões)	31.12.2012	31.12.2011

Ativo Circulante	17.251	17.276
Caixas e Aplicações Financeiras	7.086	4.970
Contas a Receber	2.637	2.431
Cartões de Créditos	444	474
Carnês - Financiamento ao Consumidor	2.078	1.937
Tickets e Outros	301	227
Cheques Pré-Datados	4	4
Provisão para Devedores Duvidosos	(189)	(211)
Provenientes de Acordos Comerciais	572	447
Fundo de Recebíveis (FIDC)	-	2.559
Estoques	5.760	5.553
Impostos a Recuperar	871	908
Despesas Antecipadas e Outras Contas a Receber	325	408

Ativo Não Circulante	18.146	16.493
Realizável a Longo Prazo	4.693	3.855
Aplicações Financeiras	-	-
Contas a Receber	108	111
Paes Mendonça	-	-
Carnês - Financiamento ao Consumidor	117	118
Outros	-	-
Provisão para Devedores Duvidosos	(9)	(7)
Estoques	172	14
Impostos a Recuperar	1.232	730
Valor Justo Bartira	359	304
Imposto de Renda e Contribuição Social Diferidos	1.079	1.250
Crédito com Pessoas Ligadas	172	133
Depósitos para Recursos Judiciais	952	738
Despesas Antecipadas e Outros	618	575
Investimentos	362	340
Imobilizado	8.114	7.358
Intangível	4.976	4.939
TOTAL DO ATIVO	35.396	33.769

BALANÇO PATRIMONIAL
ATIVO

	GPA Consolidado
(R$ milhões)	31.12.2011	31.12.2010
Ativo Circulante	17.276	14.673
Caixas e Aplicações Financeiras	4.970	4.419
Contas a Receber	2.431	1.808
Cartões de Créditos	478	274
Carnês - Financiamento ao Consumidor	1.985	1.499
Tickets e Outros	175	201
Cheques Pré-Datados	4	6
Provisão para Devedores Duvidosos	(211)	(173)
Provenientes de Acordos Comerciais	447	421
Fundo de Recebíveis (FIDC)	2.559	1.818
Estoques	5.553	4.824
Impostos a Recuperar	908	888
Despesas Antecipadas e Outras Contas a Receber	408	495
Ativo Não Circulante	16.493	15.099
Realizável a Longo Prazo	3.855	3.156
Aplicações Financeiras	-	7
Contas a Receber	556	528
Paes Mendonça	445	421
Carnês - Financiamento ao Consumidor	118	115
Provisão para Devedores Duvidosos	(7)	(8)
Impostos a Recuperar	730	214
Valor Justo Bartira	304	304
Imposto de Renda e Contribuição Social Diferidos	1.250	1.136
Crédito com Pessoas Ligadas	133	176
Depósitos para Recursos Judiciais	738	646
Despesas Antecipadas e Outros	144	145
Investimentos	253	233
Imobilizado	7.358	6.794
Intangível	5.026	4.916
TOTAL DO ATIVO	33.769	29.772

Balance Sheet – Consolidated Liabilities

	GPA Consolidado
	31.12.2012	31.12.2011

Passivo Circulante	13.955	13.501
Fornecedores	6.803	6.279
Empréstimos e Financiamentos	1.044	2.153
Carnês - Financiamento ao Consumidor (CDCI)	2.499	2.263
Debêntures	668	502
Obrigações Sociais e Trabalhistas	729	759
Impostos, Taxas e Contribuições	651	332
Dividendos e JCP a Pagar	169	103
Financiamento Compra de Imóveis	88	14
Aluguéis a Pagar	51	49
Aquisições de Sociedades	63	55
Dívidas com Partes Relacionadas	82	28
Propaganda	113	90
Provisão para Reestruturação	25	13
Impostos Parcelados	155	171
Receitas Antecipadas	92	82
Outros	723	609
Passivo Não Circulante	10.373	10.173
Empréstimos e Financiamentos	2.409	1.554
Carnês - Financiamento ao Consumidor (CDCI)	130	129
Fundo de Recebíveis (FIDC)	-	2.420
Debêntures	3.741	2.138
Aquisições de Sociedades	158	189
Imposto de Renda e Contribuição Social Diferidos	1.137	1.115
Impostos Parcelados	1.205	1.292
Provisão para Contingências	774	680
Receitas Antecipadas	472	381
Outros	346	276
Patrimônio Líquido	11.068	10.094
Capital Social	6.710	6.129
Reservas de Capital	228	384
Reservas de Lucro	1.556	1.112
Participação de Acionistas não Controladores	2.573	2.469
TOTAL DO PASSIVO	35.396	33.769

PASSIVO

	GPA Consolidado
	31.12.2011	31.12.2010
Passivo Circulante	13.501	10.923
Fornecedores	6.279	5.369
Empréstimos e Financiamentos	2.153	1.111
Carnês - Financiamento ao Consumidor (CDCI)	2.263	1.283
Debêntures	502	521
Obrigações Sociais e Trabalhistas	759	589
Impostos, Taxas e Contribuições	332	293
Dividendos e JCP a Pagar	103	116
Financiamento Compra de Imóveis	14	14
Aluguéis a Pagar	49	68
Aquisições de Sociedades	55	297
Dívidas com Partes Relacionadas	28	274
Propaganda	90	34
Provisão para Reestruturação	13	6
Impostos Parcelados	171	54
Receitas Antecipadas	82	63
Outros	609	830
Passivo Não Circulante	10.173	9.348
Empréstimos e Financiamentos	1.554	2.142
Carnês - Financiamento ao Consumidor (CDCI)	129	102
Fundo de Recebíveis (FIDC)	2.420	2.281
Debêntures	2.138	1.067
Aquisições de Sociedades	189	215
Imposto de Renda e Contribuição Social Diferidos	1.115	1.029
Impostos Parcelados	1.292	1.378
Provisão para Contingências	680	809
Receitas Antecipadas	381	187
Outros	276	138
Patrimônio Líquido	10.094	9.501
Capital Social	6.129	5.579
Reservas de Capital	384	463
Reservas de Lucro	1.112	981
Participação de Acionistas não Controladores	2.469	2.477
TOTAL DO PASSIVO	33.769	29.772

Assets

Current Assets

Cash and Cash Equivalents

Cash and cash equivalents were up 42.6% in 2012, from R$4,970 billion in 2011 to R$7,086 billion in 2012.

On December 31, 2012, cash and cash equivalents accounted for 20.0% of total assets, against 14.7% on December 31, 2011.

In 2011, cash and cash equivalents were up 12.5%, from R$4.419 billion in 2010 to R$4.970 billion. On December 31, 2011, cash and cash equivalents accounted for 14.7% of total assets, against 14.8% on December 31, 2010.

Credits

Credits, which include the following: accounts receivable, commercial agreements and receivable securitization funds, recoverable taxes, prepaid expenses and other, increased 34.8% in 2012, from R$6,753 billion in 2011 to R$4,405 billion in 2012. Company’s credits decreased mainly due to restructuring of PAFIDC in December of 2012, which brought the deconsolidation of the payable balance.

On December 31, 2012, credits accounted for 12.4% of total assets, against 20.0% on December 31, 2011.

In 2011, credits, which include the following: accounts receivable, commercial agreements and receivable securitization funds, recoverable taxes, prepaid expenses and other, increased 24.4%, from R$5.430 billion in 2010 to R$6.753 billion in 2011. Our credits increased mainly due to increase in sales via credit card and installment sales, which recorded an increase justified by higher sales revenue. This increase in sales was mainly due to the consolidation of Nova Casas Bahia’s results. On December 31, 2011, credits accounted for 20.0% of total assets, against 18.2% on December 31, 2010.

Inventories

Inventories were up 3.7% in 2012, from R$5,553 billion in 2011 to R$5,760 billion in 2012, an inferior increase to the sales growth. A better management of inventories benefits itself by investments on supply and IT accomplished in the last 2 years.

On December 31, 2012, inventories accounted for 16.3% of total assets, against 16.4% on December 31, 2011.

In 2011, inventories were up 15.1%, from R$4.824 billion in 2010 to R$5.553 billion in 2011, due to the consolidation of Nova Casas Bahia’s results and the organic growth of our Group. On December 31, 2011, inventories accounted for 16.4% of total assets, against 16.2% on December 31, 2010.

Assets

Noncurrent Assets

Long-term assets

Long-term assets were up 21.7% in 2012, from R$3,855 billion in 2011 to R$4,693 billion in 2012. This increase was mainly due to higher Recoverable Taxes – ICMS (State VAT). The Management of the subsidiary Via Varejo has prepared a technical feasibility study on the future realization of ICMS, considering the future expected offset of debt deriving from operations of Via Varejo and subsidiaries, within the context of main variables of their business. This study was examined based on information from the strategic planning report previously approved by the Company's Board of Directors.

On December 31, 2012, long-term assets accounted for 13.3% of total assets, against 13.4% on December 31, 2011.

In 2011, long-term assets were up 22.1%, from R$3,156 billion to R$3,855 billion in 2011. This increase was mainly due to higher Recoverable Taxes – ICMS (State VAT). The Management of the subsidiary Via Varejo has prepared a technical feasibility study on the future realization of ICMS, considering the future expected offset of debt deriving from operations of Via Varejo and subsidiaries, within the context of main variables of their business. This study was examined based on information from the strategic planning report previously approved by the Company's Board of Directors. On December 31, 2011, long-term assets accounted for 11.4% of total assets, against 10.6% on December 31, 2010.

Investments

Investments were up 6.6% in 2012, from R$340 million in 2011 to R$362 million in 2012. This increase is only justified by the gain on shareholding of R$24 million. On December 31, 2012, investments accounted for 1.0% of total assets and 0.7% on December 31, 2011.

In 2011, investments were up 8.6%, from R$233 million in 2010 to R$253 million in 2011. This increase is only justified by the positive result of FIC and BINV, as no additions occurred in 2011. On December 31, 2011, investments accounted for 0.7% of total assets, in line with 0.7% on December 31, 2010.

Property and equipment

Property and equipment were up 10.3% in the year of 2012, from R$7,358 billion in 2011 to R$8,114 billion in 2012. This increase was due to (i) R$ 1,453 billion of additions due the opening of new stores and stores conversion; (ii) the R$596 million of decrease in the fiscal year; (iii) R$74 million of write off and (iv) R$ 28 million of transferring and other.

On December 31, 2012, property and equipment accounted for 22.9% of total assets, against 21.8% on December 31, 2011.

In 2011, property and equipment were up 8.3% in the year, from R$6.794 billion in 2010 to R$7.358 billion in 2011. This increase was due to the opening of new stores and the conversion of stores. On December 31, 2011, property and equipment accounted for 21.8% of total assets, against 22.8% on December 31, 2010.

Intangible assets

Intangible assets were up 0.7% in 2012, from R$4,939 billion in 2011 to R$4,976 billion. This variation was chiefly due to: (i) R$123 million of additions, in which R$39 million of premium from Rede Duque and R$ 84 million from software additions, (ii) R$ 238 million of amortization on the fiscal year and (iii) R$ 151 million of transferences and other.

On December 31, 2012, intangible assets accounted for 14.1% of total assets, against 14.6% on December 31, 2011.

In 2011, intangible assets were up 2.2%, from R$4.916 billion in 2010 to R$5.026 billion in 2011. This variation was chiefly due to software additions. On December 31, 2011, intangible assets accounted for 14.9% of total assets, against 16.5% on December 31, 2010.

LIABILITIES

Current Liabilities

Suppliers

Liabilities with suppliers were up 8.3% in 2012, from R$6,279 billion in 2011 to R$6,803 billion. This variation was due to Company’s sales growth and the extension of its debts with suppliers.

On December 31, 2012, liabilities with suppliers accounted for 19.2% of total liabilities, against 18.6% of Company’s liability on December 31, 2011.

In 2011, liabilities with suppliers were up 16.9%, from R$5.369 billion in 2010 to R$6,279 billion in 2011. This variation was due to our sales growth and the consolidation of Nova Casas Bahia’s results. On December 31, 2011, liabilities with suppliers accounted for 18.6% of total liabilities, against 18.0% on December 31, 2010.

Loans and Financing – short term

Short-term loans and financing include: Loans and Financing and payment vouchers (consumer finance – “CDCI”), which were down 41.1% in 2011, from R$4,416 billion in 2011 to R$3,543 billion. This variation was basically due the restructuring on FIDCs which resulted on the deconsolidation of the debt, partially compensated with an increase of CDCI and working capital.

On December 31, 2012, short-term loans and financing accounted for 10.0% of total liabilities, against 13.1% on December 31, 2011.

In 2011, short-term loans and financing include: Loans and Financing and payment vouchers (consumer finance – “CDCI”), which were up 84.5%, from R$2,394 billion in 2010 to R$4,416 billion. This variation was basically due to higher debt to finance the Company’s operating activities. On December 31, 2011, short-term loans and financing accounted for 13.1% of total liabilities, against 8.0% on December 31, 2010.

Debentures – short term

Short-term loans and financing include the debentures we issued, which were up 33.2% in 2012, from R$502 million in 2011 to R$668 million. This variation was basically due to settlement of the 11th debenture issuance.

On December 31, 2012, short-term debentures and financing accounted for 1.9% of total liabilities, against 1.5% on December 31, 2011.

In 2011, short-term debt represented by debentures issued by the Company was down 3.6%, from R$521 million in 2010 to R$502 million in 2011. This variation was mainly due to the settlement of the 7th Issue of Debentures. On December 31, 2011, short-term debentures accounted for 1.5% of total liabilities, against 1.7% on December 31, 2010.

Social and Labor Obligations

Liabilities related to social and labor obligations decreases 3.9% in the fiscal year of 2012, from R$759 million to R$729 million. This variation resulted primarily from the reduction in the reserve for bonuses to be paid in about R$18 million.

On December 31, 2012, the social and labor obligations represented 2.1% of Company’s total liabilities in comparison to 2.2% in December 31, 2011.

In 2011, payroll and labor liabilities were up 28.9% in 2011, from R$589 million to R$759 million. This increase was due to collective bargaining agreements related to labor liabilities. On December 31, 2011, payroll and labor liabilities accounted for 2.2% of total liabilities, against 2.0% on December 31, 2010.

Taxes and Contributions

Liability with Taxes and Contributions increased by 95.8% in 2012, from R$332 million to R$651 million. This variation increased in reason of the reserve for income tax and social contribution to be paid by the subsidiary Via Varejo, and because we have certain values into the assets of about R$250 in 2011, that we considered them as net values.

On December 31, 2012, taxes and contributions represented 1.8% of Company’s total liabilities compared to 1.0% at December 31, 2011.

In 2011, Taxes and Contributions were up 13.3%, from R$293 million to R$332 million. This variation was mainly due to provision for income and social contribution taxes payable related to subsidiary Via Varejo. Taxes and contributions accounted for 1.0% of total liabilities in 2011 and 2010.

Noncurrent Liabilities

Loans and Financing – long term

Long-term loans and financing, which include lines Loans and Financing, Carnês  (Consumer Financing "CDCI") and Receivables Securitization Fund decreased 44.1% in 2012, from R$4,103 billion in 2011 to R$2,539 billion. This variation was mainly due to the deconsolidation of the balances of the FDIC as a result of the restructuring that occurred in December 2012, also impacted by an increase in working capital of R$400 million.

On December 31, 2012, Company’s long-term loans and financing represented 7.2% of its total liabilities compared to 12.2% in December 31, 2011.

In 2011, long-term loans and financing, which include loans and financing, payment vouchers (Consumer Finance – “CDCI”) and receivables securitization fund were down 9.3% in 2011, from R$4,525 billion in 2010 to R$4,103 billion in 2011, mainly due to transfers from long to short term, domestic currency of the subsidiary Barcelona and PAFIDC, to mature on December 4, 2012. On December 31, 2011, long-term loans and financing accounted for 12.2% of total liabilities, against 15.2% on December 31, 2010.

Debentures – long term

Long-term debt represented by debentures issued by the Company increased 75.0% in 2012, from R$2,138 billion in 2011 to R$3,741 billion. This variation was mainly due to the 11th issue of debentures in the amount of R$ 1.200 billion, plus debentures issued by Via Varejo and Nova Pontocom R$900 million, which aimed at lengthening the Company’s debt profile from short to long term.

On December 31, 2011, long-term debentures accounted for 10.6% of total liabilities, against 6.3% on December 31, 2010.

In 2011, long-term indebtedness represented by debentures issued by the Company was up 100.4%, from R$1.067 billion in 2010 to R$2.138 billion in 2011. This variation was mainly due to the 10th issue of debentures, in the amount of R$800 million, which aimed at lengthening the Company’s debt profile from short term to long term. On December 31, 2011, long-term debentures accounted for 6.3% of total liabilities, against 3.6% on December 31, 2010.

Deferred Income and Social Contribution Taxes

Deferred income and social contribution taxes were up 2.0% in 2012, from R$1,115 billion in 2011 to R$1,137 billion in 2011, This increase is due to the tax amortization of goodwill in 2012.

On December 31, 2012, deferred income and social contribution taxes accounted for 3.2% of total liabilities, against 3.8% on December 31, 2011.

In 2011, deferred income and social contribution taxes were up 8.4%, from R$1,029 billion in 2010 to R$1,115 billion in 2011, due to the realization of income tax on Vieri’s goodwill, which was incorporated on December 20, 2006. On December 31, 2011, deferred income and social contribution taxes accounted for 3.8% of total liabilities, against 4.6% on December 31, 2010.

Taxes Payable by Installments

Taxes payable by installments, including REFIS (tax installment payment program), were down 6.8% in 2012, from R$ 1.292 billion in 2011 to R$ 1,205 billion. This decrease was due to the transfer from long term to short term.

On December 31, 2012, taxes installment payment accounted for 3.4% of total liabilities, against 3.8% on December 31, 2011.

In 2011, taxes payable by installments, including REFIS (tax installment payment program), were down 6.2%, from R$1.378 billion in 2010 to R$1.292 billion in 2011, This decrease was due to the transfer from long term to short term. On December 31, 2011, taxes installment payment accounted for 3.8% of total liabilities, against 4.6% on December 31, 2010.

Provision for contingencies

Provisions for contingencies were up 13.9% in 2012, from R$ 680 million in 2011 to R$ 774 million. This variation was mainly due to: (i) Additions of R$ 267 million; (ii) Reversions and payments of R$ 241 million; (iii) Monetary restatement of R$ 67 million.

On December 31, 2012, provisions for contingencies accounted for 2.2% of total liabilities, against 2.0% on December 31, 2011.

In 2011, provisions for contingencies were down 15.9%, from R$809 million in 2010 to R$680 million in 2011. This decrease was due to payments and installment payment of contingencies. On December 31, 2011, provisions for contingencies accounted for 2.0% of total liabilities, against 2.7% on December 31, 2010.

Shareholders’ Equity

Shareholders’ Equity increased 9.7% in 2012, from R$10,094 billion in 2011 to R$11,068 billion. This variation was mainly due to: i) Additions of R$21 million of increase of capital stock in reason of the stock option program, ii) Reserve for stock options granted in the amount of R$45 million, iii) Net income of R$1,156 billion, iv) Dividends of R$252 million and v) Others of R$3 million.

On December 31, 2012, shareholders’ equity accounted for 31.1% of total liabilities, against 29.9% on December 31, 2011.

In 2011, shareholders’ equity increased 6.2%, from R$9.501 billion in 2010 to R$10.094 billion in 2011. This variation was mainly due to the profit generated in the fiscal year of R$718 million. On December 31, 2011, shareholders’ equity accounted for 29.9% of total liabilities, against 31.9% on December 31, 2010.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2012, December 31, 2011 and December 31, 2010.

10.2      Operational and financial results

(a)         results of operations, particularly: (i) description of any relevant component of our revenue; and (ii) factors that adversely affect our results of operations

Gross revenue increased 8.4% in 2012, as follows:

•         54.3%, i.e., R$31,097 billion derived from the sale of products classified under the GPA food product category, including grocery and perishable food products. Among the Group’s brands, the sales growth of Assaí and Extra Supermercado stood out; and

•         45.7%, i.e., R$26,137 billion, derived from the sale of Via Varejo and Nova Pontocom (with high levels of sales growth and inclusion of new categories in its portfolio), pointing out the sale of electronic products in Casas Bahia and Ponto Frio.

On a ‘same store’ basis, gross sales in nominal terms were up 6.5% over 2011 under the GPA food product category and 7.5% under Via Varejo.

In 2011, gross revenue increased 45.2%, as follows:

•         54.9%, i.e., R$25.577 billion derived from the sale of products classified under the GPA food product category, including grocery and perishable food products. Among the Group’s brands, the sales growth of Assaí and Extra Supermercado stood out; and

•         45.1%, i.e., R$21.017 billion, derived from the sale of Viavarejo (Globex), pointing out the consolidation of Nova Casa Bahia and Nova Pontocom results (with higher sales growth levels and the inclusion of new categories into its portfolio).

On a ‘same store’ basis, gross sales in nominal terms were up 8.8% over 2010. Furthermore, we point out the Company’s solid position in the non-food segment with the consolidation of Nova Casas Bahia’s results, while in 2010, only the months of November and December were considered. In 2011, all months were considered.

(b)         revenue variations due to changes in prices, exchange rates, inflation, volume changes and the launching of new products and services

The Company depends on the Brazilian macro-economic situation and other factors, such as unemployment rate, credit availability and average salaries growth in Brazil to define its financial condition and results of its operations.

Operating expenses, as well as cash expenditures (i.e., others rather than depreciation and amortization), are realized in Reais and vary according to inflation. In this regard, any increase in interest rates or inflation may raise the price of products at Company’s stores. On the other hand, as Company’s negotiations with suppliers are based on a large volume, Company’s exposure to the aforementioned variations may decrease.

(c)         impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on our operating and financial results

In addition to item “b,” above, the Company believes that depreciation or appreciation of Real against the US dollar affects and may continue affecting the results of its operations referring to imports, which approximately accounted for 2.8% of its sales in 2012 and 2.6% of its sales in 2011.

In 2012, Company’s financial result was mainly affected by charges on net bank debt and the cost of discounting receivables.

10.3      Events with material effects occurring and expected in the financial statements

(a)         introduction or sale of an operating segment

On December 31, 2012, there were no changes in the Company’s operating segments.

(b)         creation, acquisition or sale of shareholding

There were no significant events during the year ended December 31, 2012.

(c)         unusual events or operations

There were no unusual events or operations.

10.4      Significant changes in accounting practices – reservations and emphases in the auditor’s opinion

(a)         significant changes in accounting practices

The Company prepared its financial statements pursuant to all pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and IFRS, being the financial statements of the fiscal year of 2010 the very first financial statements prepared according to the rules mentioned hereon.

On December 31, 2012, there were no significant changes in Company’s accounting practices.

(b)         significant effects of changes in accounting practices

There were no significant effects as a result of the change of accounting practices.

(c)   reservations and emphasis in the independent auditor's report

There were no reservations in the report issued by Company’s independent auditor on the financial statements for the fiscal years ended December 31, 2012, 2011 and 2010.

Additionally, they contain the following matters of emphasis:

2012

The independent auditor’s report on the financial statements for the fiscal years ended December 31, 2012 included the following matter of emphasis related to the differences between the pronouncements issued by CPC and IFRS, regarding the separate financial statements of the parent company, as transcribed below:

“As mentioned in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, the practices differ from IFRS, applicable to separate financial statements, only to the equity method valuation applied for investments in subsidiaries, associates and joint ventures. For IFRS, these investments would be measured at cost or fair value. Our opinion is not reserved in reason of this matter.”

2010

The independent auditor’s report on the financial statements for the fiscal years ended December 31, 2010 included the following matter of emphasis related to the adjustments in previous periods, as transcribed below:

“As mentioned in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Via Varejo, the practices differ from IFRS, applicable to separate financial statements, only to the equity method valuation applied for investments in subsidiaries, associates and joint ventures. For IFRS, these investments would be measured at cost or fair value.”

10.5      Critical accounting policies

(a)       Officers must indicate and comment on the critical accounting policies adopted by the issuer, especially discussing accounting estimates made by Management on uncertain and relevant issues in the description of the Company’s financial condition and its results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax assets, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, impairment test criteria and financial instruments.

Judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements requires that the management makes judgments, estimates and assumptions that affect the amounts stated of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at year-end, however, uncertainties relating to these assumptions and estimates may produce results that require substantial adjustments to the accounted amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, management has adopted the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated financial statements:

i)          Financial lease agreements - Company as lessee

The Company has entered into commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease

ii)         Impairment

According to the method disclosed in Note 4 i) to the financial statements, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2012, based on those tests, there was no need for the provision.

The procedure for verification of non-recoaverability of property and equipments, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generanting Units – UGC (stores). The steps of the test were as follows:

Step 1: compared the carrying amount of UGCs with a multiple of sales (30%), representing transactions between retail companies. For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

Step 2: we prepare the discounted cash flow of UGC, using sales growth of between 5.1% and 6.7% until the 5th year, and growth of 2% above inflation for the 6th year onwards. The discount rate used was 10.8%.

iii)         Income taxes

Given the nature and complexity of the Company’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the losses. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

The Company and its subsidiaries’ tax losses carryforward amounting to a tax benefit of R$796,771 at December 31, 2012 (R$764,524 at December 31, 2011). These losses do not expire, therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balancesGiven the nature and complexity of the Company’s business, the differences between actual results and the assumptions made, or future changes in these assumptions may result in future adjustments to tax income and expense already recorded. The

iv)        Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods, without deducting transaction costs. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices.  These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable. When these inputs are not available, judgment is required to determine the fair value. This judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments if it is not possible to get

v)         Share-based Payment

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in the notes to financial statements No. 27 f.

vi)        Provision for lawsuits

The Company and its subsidiaries are parties to several judicial and administrative proceedings, see note to financial statements No. 24. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management believes that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

10.6      Internal controls relating to financial reporting - level of efficiency and deficiency and recommendations in the auditor's report

(a)   efficiency level of these controls, indicating any failures and measures adopted to correct them

Management is liable for establishing and maintaining effective internal controls over the preparation and disclosure of the financial information, noting that said internal controls are destined to offer reasonable guarantees to Company’s Board of Directors with regards to the adequate preparation and presentation of Company’s financial statements.

After evaluating the effectiveness of Company’s controls on procedures for preparation and reporting at the end of the fiscal year ended December 31, 2012, the Management concluded that, on that date, controls and procedures for preparation and reporting were efficient to provide a reasonable guarantee that information required to be disclosed by us in reports filed or presented in accordance with applicable legislation and applicable regulations is registered, processed, summarized and reported within specific terms laid out by standards and CVM forms, while also accumulated and reported to Management so that to allow appropriate decisions in relation to the required preparation and reporting.

The Fiscal Council also plays an important role of evaluating Company’s internal control systems and examining procedures for auditing, accounting and management through discussions with Management and the internal and independent auditors.

(b)   deficiencies and recommendations for internal controls mentioned in the independent auditor’s report

The effectiveness of the Company’s internal controls in relation to the preparation and reporting of financial statements at every fiscal year is audited by Deloitte Touche Tohmatsu Auditores Independentes.

10.7      Allocation of resources from public offers and any deviations

(a)         how proceeds obtained with the offer have been used

Company did not make any public offer in the last three years.

(b)         if there were any relevant deviations between the effective application of resources and application proposals disclosed in the prospectus of the respective offering

There were no deviations.

(c)         if there were any deviations, please mention the reasons

Not applicable.

10.8      Material items not recorded in the financial statements

(a)         assets and liabilities held by the Company, directly and indirectly, not included in the balance sheet (off-balance sheet items), such as: (i) operational leasing, assets and liabilities; (ii) derecognized receivables portfolios over which the entity maintains risks and responsibilities, indicating respective liabilities; (iii) futures contracts for the purchase or sale of products or services; (iv) unfinished construction agreements; and (v) future loan agreements

Payments of leasing installments (excluding the cost of services, such as insurance and maintenance) classified as operational leasing are recognized as expenses, on a straight-line basis, during the lease term.  Management considers as operational leasing the lease of stores (rentals) when there is no transfer of risks or benefits to the Company.

Leased assets are depreciated during their useful lives. However, if there is no reasonable certainty that the Company will own the lease item upon the end of the lease term, the asset is depreciated over its estimated useful life or lease term, whichever is shorter.

Payments of leasing installments (except for costs of services, such as insurance and maintenance) classified as Operational leasing agreements are recognized as expenses by the straight-line method during lease term.

For leasing operations that cannot be cancelled with purchase option clause at residual value, option of which is reasonably certain to be exercised, the Company considers for the purposes of calculating the monthly amortization, the value required to exercise said option, considering depreciation rates varying between 5% and 20%. Values are measured in accordance with CPC 06.

(b)         Other items were not evidenced in the financial statements

Not applicable.

10.9      Comments on items not recorded in the financial statements

(a)         how these items alter or may change revenues, expenses, result of operations, financial expenses or other items of the Company’s financial statements

In accordance with current accounting rules, the Company discloses in its financial statements all relevant transactions which it is part, or hold any risk in reason of any equity or agreement. There are no transactions or operations not disclosed in the financial statements that could significantly impact the Company.

(b)         nature and purpose of the operation

The nature of operational leasing agreements is to install Company’s stores destined to the sale of Company's products.

(c)         nature and amount of the obligations assumed and the rights generated on the Company’s behalf as a result of the operation

Company’s lease agreements terms vary from 5 to 25 years, and may be renewed in accordance with specific legislation. The values of the agreements are adjusted periodically according to inflation indexes.

10.10    Business Plan

(a)         investments, including: (i) quantitative and qualitative description of investments in progress and planned investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and planned divestments.

In 2012, the Company invested a total of R$1,576 billion, with a decrease of 0.44% against 2011, as follows:

•         R$703 million invested in the opening and construction of stores and the acquisition of strategic sites;

•         R$433 million invested in store renovations and conversions; and

•         R$440 million invested in infrastructure and other items.

On March 15, 2013, the Board of Officers will submit a proposal for the 2013 Investment Plan to shareholders, in the amount of up to R$2,022 billion, covering (i) the opening of stores, acquisition of land and store conversions; (ii) store renovations; and (iii) IT and logistics infrastructure and others. This proposal shall be submitted for approval at the Annual and Special Shareholders' Meeting to be held on April 17, 2013.

Company’s investment plan reflects its positive outlook regarding the performance of Brazil’s economy and reiterates its commitment towards the creation of jobs and development of the country. The Company will prioritize organic growth, with the inauguration of new stores, while also analyzing acquisition opportunities that could bring synergies to its operations and the effective creation of value for the Company.

Company raised funds for its operations and investments, mainly through its operating cash flow, reserve for expansion, capital budget, bank loans, receivables securitization, financing from the BNDES and funding on the capital markets through the issue of debentures.

On December 31, 2012, the Company had R$7,086 billion in cash and cash equivalents.  The Company has adopted a policy of maintaining considerable cash and cash equivalents so as to ensure its conditions to immediately meeting its liquidity needs.

(b)         provided that already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may adversely affect our production capacity

There are no events to disclose.

(c)         new products and services, indicating: (i) description of researches in progress; (ii) total amounts spent on research for development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services

Not applicable.

10.11    Other factors with significant influence

The Company is not aware of any other factors that may adversely affect its operating performance which have neither been identified nor discussed in other items of this section 10

Proposal of Management and Fiscal Council Global Remuneration

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃOhereby proposes to the Annual and Special Shareholders’ Meeting the Proposal of Management and Fiscal Council 2 Global Remuneration for the fiscal year of 2013, as follows:

1. Management: up to R$ 40,442,761.91, to be divided as follows: (i) R$ 6,585,600.00 to the Company’s Board of Directors of the Company and its committees; and (ii) R$ 33,857,161.91 to the Board of Officers, not considering the granting of stock options under the stock option plan in force.

2. Fiscal Council: up to R$ 504,000.00.

The Section 13 of the Reference Form of the Company is attached to this management proposal in compliance with Article 12, item II, of CVM Instruction 481/2009.

This is our proposal.

São Paulo, March 6th, 2013.

BOARD OF OFFICERS

2 Considering that the installation of the Fiscal Council depends on the shareholders’ request at the Annual and Special Shareholders’ Meeting, its remuneration was predicted at the budget in case the shareholders decide to install it.

Annex to the Proposal of Management and Fiscal Council Global Remuneration

(Item 13 of the Reference Form, ICVM 480/2009)

13.1      Description of the compensation policy or practice, including for Non-Statutory Board of Executive Officers

(a)         objectives of the remuneration policy or practice

The objective of this remuneration policy or practice is to remunerate Company’s management and committee members in line with market practices, allowing the Company to attract and retain qualified professionals, in addition to promoting their engagement with the Company.

(b)         Compensation breakdown, including

i.          description of the elements that compose the compensation and the purpose of each of them

The members of the Board of Directors and committees are compensated based on the number of hours effectively dedicated to the Company. The members of the Fiscal Council receive a fixed monthly remuneration, not connected to their effective attendance at meetings. The purpose of this compensation is to ensure compliance with the general market practice.

The compensation of Executive Officers consists of the following elements: (i) fixed remuneration reflected in a base salary, with the purpose of ensuring compliance with the general market practice; (ii) profit sharing plan, with the purpose of encouraging professionals to seek the success of the Company and of sharing Company’s results with them; and (iii) a stock option plan, which is an incentive offered to Company’s executives in order to ensure a sustainable and long-lasting business.

ii.          the proportion of each element in the total compensation

The table below shows the proportion of each element of the total compensation for the fiscal year ended December 31, 2012:

	% of total compensation
	Base Salary	Variable Remuneration	Stock Option Plan	Total
Board of Directors	0%	100%	0%	100%
Board of Officers	30.51%	30.26%	39.23%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology for the calculation and readjustment of each element of the compensation

In order to determine the compensation of the management and committee members, we regularly conduct market research to evaluate if the parameters and conditions we adopt to determine the fixed compensation are satisfactory and enable us to retain Company’s professionals, as well to analyze the need to propose adjustments to any component of remuneration which may be misaligned. These surveys are conducted annually by recognized expert advice and market contracted by us, and use as benchmarks the major economic groups operating in the country, including in particular, the groups that operate in the retail sector

The profit sharing portion allocated to the Executive Officers, on the other hand, is computed based on indicators aligned to the Company’s strategic planning, determined in line with Company’s business plan and the goals to be met.

For additional information on Company’s  stock option plan please refer to item 13.4 below.

iv.         reasons that justify the composition of the compensation

What justifies the breakdown of Company’s  compensation policy is Company’s  result-oriented strategy, which depends on the continuous search for competent, qualified, dedicated and valuable professionals for the Company.

(c)         key performance indicators considered in determining each element of the compensation

For setting the variable portion of remuneration, we consider performance indicators that we consider strategic, as gross sales, net income, total expenditure, working capital, engagement and turnover, beyond the level of excellence of managers in performing their functions, considering the degree of responsibility and individual assignments. Performance indicators are not taken into consideration for determining the proportion of fixed remuneration

(d)         the way the compensation is structured to reflect the evolution of the performance indicators

We structure Company’s  compensation through programs that monitor the accomplishment of goals previously determined by the Company and the results effectively met.

(e)         the way the compensation policy or practice is aligned with the Company’s short, medium and long-term interests

For short, medium and long-term interests, we offer to the Executive Officers a fixed compensation (base salary) and a variable compensation (profit sharing and stock option plans).

The compensation of the members of the Board of Directors, Fiscal Council and other committees is readjusted based on the amount usually paid in the industry, encouraging such professionals to maintain the excellence in exercising their functions and to strive for the improvement of Company’s results. Therefore, we understand that the compensation policy or practice is aligned with Company’s short, medium and longterm interests.

(f)          existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The compensation of the management and committee members is supported exclusively by the Company.

(g)         existence of any compensation or benefit connected to the occurrence of a determined corporate event, such as the transfer of the Company’s controlling stock

No compensation or benefit is paid to the management or committee members in connection with the occurrence of corporate events.

13.2      Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2013

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	15	10	3	28
Fixed Annual Compensation
Salary or pro-labore	0	11,452,683	504,000	11,956,683
Direct or inderect benefits	0	2,580,198	0	2,580,198
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	19,824,279	0	19,824,279
Attendance to meetings	6,585,600	0	0	6,585,600
Commissions	0	0	0	0
Others		0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,663,664	0	13,663,664
Total compensation	6,585,600	47,520,824	504,000	54,610,424

Amounts paid in 2012

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14.58	9.58	3	26.66
Fixed Annual Compensation
Salary or pro-labore	0	13,552,826	486,000	14,038,826
Direct or inderect benefits	0	2,512,906	0	2,512,906
Membership in committeess	0	0.	0	0
Others	0	0.	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	15,937,732	0	15,937,732
Attendance to meetings	7,923,797	0	0	7,923,797
Commissions	0	0	0	0
Others	0	0	0	0
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	20,661,745	0	20,661,745
Total compensation	7,923,797	52,665,209	486,000	61,075,006

Amounts expected for fiscal year 2012

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	12	3	29
Fixed Annual Compensation
Salary or pro-labore	0	16,401,580	504,000	16,905,580
Direct or inderect benefits	0	2,774,395	0	2,774,395
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	25,610,114	0	25,610,114
Attendance to meetings	7,768,400	0	0	7,768,400
Commissions	0	0	0	0
Others	67,800	0	0	67,800
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	16,642,548	0	16,642,548
Total compensation	7,836,200	61,428,637	504,000	69,768,837

Amounts paid in 2011

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	11.67	3	28,67
Fixed Annual Compensation
Salary or pro-labore	0	14,510,921	432,000	14,942,921
Direct or inderect benefits	0	2,012,539	0	2,012,539
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing		23,149,407	0	23,149,407
Attendance to meetings	7,537,000	0	0	7,537,000
Commissions	0	0	0	0
Others	37,397	0	0	37,397
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,132,702	0	13,132,702
Total compensation	7,574,397	52,805,569	432,000	60,811,966

Amounts paid in 2010

(amounts in R$, when applicable)	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	14	11	3	28
Fixed Annual Compensation
Salary or pro-labore	0	13,033,027	432,000	13,465,027
Direct or inderect benefits	0	1,875,566	0	1,875,566
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	23,789,333	0	23,789,333
Attendance to meetings	7,198,600	0	0	7,198,600
Commissions	0	0	0	0
Others	101,000	0	0	101,000
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	14,742,400	0	14,742,400
Total compensation	7,299,600	53,440,326	432,000	61,171,926

13.3      Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Except for the compensation based on the number of hours effectively dedicated to the Company, the members of the Board of Directors and Fiscal Council do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of the Board of Executive Officers estimated to be paid in 2013, and the amounts paid in 2012.

Amounts expected for fiscal year 2013

(amounts in R$, when applicable)	Board of Officers
Number of members	9
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	23,789,135
Estimated amount – goals met	19,824,279

Amounts referred to fiscal year of 2012

(amounts in R$, when applicable)	Board of Officers
Number of members	9.58
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	30,732,136
Estimated amount – goals met	25,610,114
Amount effectively recognized	15,937,732

Amounts referred to fiscal year of 2011

(amounts in R$, when applicable)	Board of Officers
Number of members	11.67
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	33,452,250
Estimated amount – goals met	23,301,500
Amount effectively recognized	23,149,407

Amounts referred to fiscal year of 2010

(amounts in R$, when applicable)	Board of Officers
Number of members	11
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	27,000,000
Estimated amount – goals met	18,000,000
Amount effectively recognized	23,789,333

13.4      Share-based compensation plan of the Board of Directors and Statutory Board of Executive Officers

On December 31, 2012, the Company had one stock-option plan, which was approved at an Special Shareholders’ Meeting held on December 20, 2006 (“Stock Option”).

Company’s stock option plan is managed by a committee elected by Board of Directors, named Stock Option Management Committee (“Stock Option Committee”). This committee establishes the employees to periodically benefit from the stock options, based on the duties, responsibilities and performance, establishing the applicable conditions.

In addition to managing the Stock Option Plan, the Stock Option Committee is responsible for selecting the executives and the employees that are entitled to the options, in addition to determining the terms and conditions of each stock option agreement applicable to each beneficiary, including, but not limited to, the number of shares to be acquired, the acquisition conditions and prices, and the respective payments means.

The Executive Officers and some high-skill employees receive stock-based payments as part of their compensation. We recognize expenses with stock-based compensation on the fair value of premiums as of the grant date.

The Stock Option Plan includes only preferred shares issued by the Company

a.         General Terms and Conditions

Company’s Stock Option Committee usually develops annual cycles for the granting of options. Each granting cycle receives a serial number initiated by the letter A, starting from “Series A1”. In the year ended December 31, 2012, the options granted in Series A4 to the A6 are in full effect.

The options granted in the Stock Option Plan are divided into “Gold” and “Silver” options, which implies a change in the options’ exercise price, as explained in item (i) below.

The Stock Option Committee established the criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Stock Option Plan, according to the analysis of the concept of return on invested capital (ROIC). In accordance with item 3.3 of the Stock Option Plan, the Committee has decided that from Series A6, including, the increase or decrease of the number of “Gold” options shall be determined based on CBD’s “Return in Capital Employment”. For both criteria, the accelerator or reducer shall follow the hereunder terms:

(a) Accelerator: from 3%, for every 1% more than the return fee, increase by 0.5% the number of shares granted, classified as “Gold”.

(b) Reducer: from -3%, for each 1% less than the return fee, reduce by 0.5% the number of shares granted, classified as “Gold”.

That is:

b.         Plan’s Main Objectives

The objectives of the Stock Option Plan are: (i) to attract and retain highly qualified executives and professionals in the Company; (ii) to allow executives and employees to own Company’s  capital stock and the equity additions arising from the results said executives, employees and contractors have contributed to; and (iii) to align the interests of executives and employees with the interests of Company’s  shareholders, encouraging the good performance of these professionals and ensuring Company’s management continuity.

c.         The Way the Plan Contributes to the Achievement of these Goals

The Stock Option Plan beneficiaries are encouraged to generate more results for the Company so that they achieve their goals as executives and employees of the Company, and for the shares received as compensation to have their value increased over time

d.         The Way the Plan is included in the Company’s Compensation Policy

The Stock Option Plan is an element of the compensation of Company’s executives, and it is in line with the compensation policy, which goal is to retain executives and employees and to encourage better results.

e.         The Way the Plan Aligns the Interests of the Executives and of the Company in the Short, Medium, and Long terms

As the options are granted every year and based on Company’s results, we understand the Stock Option Plan is in line with Company’s short-term interests, since it encourage the beneficiaries to achieve their individual goals and the Company’s goals. Furthermore, it also retain Executive Officers and beneficiaries of the Stock Option Plans, in addition to attracting new professionals, which is in line with Company’s medium-term interests. Finally, as mentioned in item (j) herein, the beneficiaries of the Stock Option Plan will only be apt to exercise their options after a certain time working with the Company, which encourages them to generate better results in the long term so their shares gain value, in addition to retaining them for a longer period, in line with Company’s long-term interests.

f.          Maximum Number of Shares Involved

The maximum number of shares included in the Stock Option Plan is 15,500,000 preferred shares (as resolved by the Board of Directors at the meeting held on February 19, 2013).

The amount indicated above shall always observe the authorized capital limit of the Company and may be changed at any time by the Board of Directors. When the call options are exercised, it is issued new shares to the beneficiaries, observing Company’s  right to use treasury shares.

g.         Maximum Number of Options to be Granted

There is no maximum number of options to be granted within the scope of the Stock Option Plans, provided that the total number of shares resulting from their exercise does not surpass the limit indicated in item (f) above and the limit of 2% of Company’s capital stock per Series.

h.         Conditions for the Acquisition of Shares

The Stock Option Committee will determine, for each Series and in each case if necessary, the terms and conditions for the acquisition of the right to exercise granted options, by means of an express provision in the subscription agreement signed by the beneficiary.

In order to acquire shares of the Stock Option Plans, the beneficiaries shall remain bound to the Company for a specific period, pursuant to item (j) below, except for the cases of termination of employment described in item (n) below.

The options shall be fully or partially exercised up to the expiration date of the respective option. For further information on the options’ expiration dates currently in effect, please refer to item 13.6 below.

i.          Criteria for Setting the Acquisition or Exercise Price

For the options classified as “Silver”, the exercise price per preferred share shall correspond to the average of the closing price of the preferred shares issued by the Company and traded in the 20 sessions of the BM&FBOVESPA prior to the date the Stock Option Committee resolves on the granting of the option. After the average price is determined, a negative goodwill of 20% shall be applied.

For the options classified as “Gold”, the exercise price will be R$0.01 per preferred share.

j.          Criteria for Determining the Exercise Price

As general rule for the Stock Option Plan, which may be amended by the Committee on each series, the right to exercise the stock option shall mature after the 36th month and up to the 48th month following the execution of the respective subscription agreement, the beneficiary will have the right to acquire 100% of the shares for “Silver” options. The exercise of the “Gold” options will happen in the same period, but the percentage of said options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective subscription agreement.

The options granted in both Stock Option Plans shall be fully or partially exercised. It is worth mentioning that “Gold” options supplement “Silver” options, and, therefore, “Gold” options shall only be exercised together with “Silver” options.

k.         Settlement Means

The exercise price of the options granted under the Stock Option Plan shall be fully paid in local currency by the beneficiary, being that the exercise price shall be paid in cash and in one installment, 30 days following the date of subscription of the respective shares, except for the cases of termination of employment of the beneficiary described in item (n) below, in which case the exercise price shall be paid in cash upon subscription

l.          Restrictions to the Transfer of Shares

The Stock Option Committee shall set restrictions to the transfer or trading of the shares obtained through the exercise of the options

m.        Criteria and Events That, When Verified, Shall Result in the Subscription, Amendment or Termination of the Plan

The number of shares to be acquired in the Second Plan’s “Gold” Series, as explained in item (j) above, shall be limited by the Stock Option Committee.

The Stock Option Plan and the options granted shall be automatically extinguished if the Company is dissolved or liquidated.

Finally, the Stock Option Committee shall determine the suspension, amendment to or termination of the Stock Option Plan without the prior consent of the beneficiaries, provided that their rights and obligations are not harmed.

n.         Effects of the Executive’s Leaving the Company on his Rights Provided for in the Stock-Based Compensation Plan

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan up to the last working day of the 35th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will be granted. In this case, the limit determined by the Stock Option Committee shall not apply for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above, and the total number of shares initially determined by the Committee shall be subject to exercise.

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan from the last working day of the 35th month to the last working day of the 48th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will also be granted. In this case, however, the limit determined by the Stock Option Committee will remain applicable for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above.

In both cases, the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment of any Executive Officer or employee beneficiary of the Plan and/or termination with cause, pursuant to the Brazilian labor law, the right to exercise the “Silver” and “Gold” options will not be granted.

In the case of death or permanent disability of any Executive Officer or employee beneficiary of the Plan, the rules for involuntary termination of employment described above shall apply, and the exercise shall be carried out by a person duly authorized by the appropriate authority.

13.5      Holdings in shares, quotas and other convertible securities, held by administrators and Fiscal Council members – breakdown by body

The tables below list the number of shares held directly or indirectly, in Brazil and abroad, by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body, and the percentage such amount represents in relation to the number of shares of the respective class of shares and the total number of shares issued by the Company, and each of its subsidiaries, on December 31, 2012:

Companhia Brasileira de Distribuição
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	100 common shares 4,388 preferred shares	0.00% 0.00%	0.00% 0.00%
Board of Officers	154,697 preferred shares	0.09%	0.06%
Fiscal Council	0	0.00%	0.00%
Total	100 common shares 159,085 preferred shares	0.00% 0.09%	0.00% 0.06%

Via Varejo S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	1 common shares	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	2 common shares	0.00%	0.00%

Nova Pontocom Comércio Eletrônico S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	2 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	2 common shares	0.00%	0.00%

Banco Investcred Unibanco S.A.
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	1 common shares	0.00%	0.00%

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento
Body	Number of Shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0.00%	0.00%
Board of Officers	1 common shares	0.00%	0.00%
Fiscal Council	0	0.00%	0.00%
Total	1 common shares	0.00%	0.00%

13.6      Stock-based compensation recognized in the profit or loss for the last 3 fiscal years and stock-based compensation estimated for the current fiscal year for the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plan currently in effect. Below we present the stock‐based compensation paid to the Board of Executive Officers in 2010, 2011 and 2012, as well as the amounts estimated for 2013.

Amounts estimated for 2013

	Board of Officers
Number of members that benefit from the stock option plan	10
In relation to each option grant:	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Grant date	24/05/2010	24/05/2010	31/05/2011	31/05/2011	15/03/2012	15/03/2012
Number of options granted (in number of shares)	136,469	34,036	88,241	88,274	156,276	156,333
Deadline for the options to become exercisable	31/05/2011 and 31/05/2013	31/05/2011 and 31/05/2013	31/05/2014	31/05/2014	31/03/2015	31/03/2015
Deadline for the exercise of the options	31/05/2014	31/05/2014	31/05/2015	31/05/2015	31/03/2016	31/03/2016
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0,01	46,49	0,01	54,69	0,01	64,13
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	51.99	23.02	59.75	25.27	79.78	37.94
Potential dilution in case of exercise of the options	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%

* The issuance of the Series A& shall occur on March 15, 2013. On the same date, this chart shall be updated.

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
In relation to each option grant:	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Grant date	13/05/2009	13/05/2009	24/05/2010	24/05/2010	31/05/2011	31/05/2011	15/03/2012	15/03/2012
Number of options granted (in number of shares)	97,714	97,710	136,469	34,036	88,241	88,274	156,276	156,333
Deadline for the options to become exercisable	13/03/2010 e 31/05/2012	13/03/2010 e 31/05/2012	31/05/2011 e 31/05/2013	31/05/2011 e 31/05/2013	31/05/2014	31/05/2014	31/03/2015	31/03/2015
Deadline for the exercise of the options	31/05/2013	31/05/2013	31/05/2014	31/05/2014	31/05/2015	31/05/2015	31/03/2016	31/03/2016
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	27.47	0.01	46.49	0.01	54.69	0.01	64.13
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	26.93	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	32.14	16.79	51.99	23.02	59.75	25.27	79.78	37.94
Potential dilution in case of exercise of the options	0.04%	0.04%	0.05%	0.01%	0.03%	0.03%	0.06%	0.06%

* At the date of presentation of this form, all the stock options issued in Series A3 were exercised, as well as part of the stock options issued in Series A4.

Amounts referring to fiscal year of 2011

	Board of Officers
Number of members that benefit from the stock option plan	12
In relation to each option grant:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver
Grant date	07/07/2006	13/04/2007	13/04/2007	03/03/2008	03/03/2008	13/05/2009	13/05/2009	24/05/2010	24/05/2010	31/05/2011	31/05/2011
Number of options granted (in number of shares)	100,800	75,760	171,842	292,694	311,736	264,971	276,675	234,754	58,550	156,300	156,361
Deadline for the options to become exercisable	30/07/2009 and 30/07/2011	30/04/2010	30/04/2010	06/03/2008 and 31/03/2011	06/03/2008 and 31/03/2011	13/03/2010 and 31/05/2012	13/03/2010 and 31/05/2012	31/05/2011 and 31/05/2013	31/05/2011 and 31/05/2013	31/05/2014	31/05/2014
Deadline for the exercise of the options	30/07/2011 and 30/10/2011	29/04/2011	29/04/2011	30/03/2012	30/03/2012	31/05/2013	31/05/2013	31/05/2014	31/05/2014	31/05/2015	31/05/2015
Period of restriction to the transfer of the shares	See item 13.4 (l) above	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	42.43	0.01	24.63	0.01	26.93	0.01	27.47	0.01	46.49	0.01	54.69
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	38.59	0.01	24.63	0.01	26.93	0.01	26.93	0.01	46.49	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	11.19	32.38	13.93	36.09	19.22	32.14	16.79	51.99	23.02	59.75	25.27
Potential dilution in case of exercise of the options	0.04%	0.03%	0.07%	0.11%	0.12%	0.10%	0.11%	0.09%	0.02%	0.11%	0.11%

Amounts referring to fiscal year of 2010

	Board of Officers
Number of members that benefit from the stock option plan	11
In relation to each option grant:	Series IX	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver
Grant date	15/05/2005	07/7/2006	13/04/2007	13/04/2007	03/03/2008	03/03/2008	13/05/2009	13/05/2009	24/05/2010	24/05/2010
Number of options granted (in number of shares)	101,400	100,800	75,760	171,842	292,694	311,736	264,971	276,675	234,754	58,550
Deadline for the options to become exercisable	30/05/2008 and 31/05/2010	30/07/2009 and 30/07/2011	30/04/2010	30/04/2010	06/03/2008 and 31/03/2011	06/03/2008 and 31/03/2011	13/03/2010 and 31/05/2012	13/03/2010 and 31/05/2012	31/05/2011 and 31/05/2013	31/05/2011 and 31/05/2013
Deadline for the exercise of the options	31/05/2010 and 30/06/2010	30/07/2011 and 30/10/2011	29/04/2011	29/04/2011	30/03/2012	30/03/2012	31/05/2013	31/05/2013	31/05/2014	31/05/2014
Period of restriction to the transfer of the shares	See item 13.4 (l) above	See item 13.4 (l) above	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	30.51	39.61	0.01	24.63	0.01	26.93	0.01	27.47	N/A	N/A
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	29.62	40.38	0.01	24.63	0.01	26.93	0.01	27.47	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	10.24	11.19	32.38	13.93	36.09	19.22	32.14	16.79	51.99	23.02
Potential dilution in case of exercise of the options	0.04%	0.04%	0.03%	0.07%	0.11%	0.12%	0.10%	0.11%	0.09%	0.02%

13.7      Information on pension plans granted to the members of the Board of Directors and Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plan. Below we present the exercisable and not exercisable on December 31, 2012.

Stock Options on December 31, 2012.

Board of Officers
Number of members	12
Series	A4 – Silver	A4 – Gold	A5 – Silver	A5 – Gold	A6 – Silver	A6 – Gold
Options not exercisable
Amount	18,729	75,091	88,274	88,241	156,333	156,276
Deadline for the options to become exercisable	31/05/2013	31/05/2013	31/05/2014	31/05/2014	31/03/2015	31/03/2015
Deadline for the exercise of the options	31/05/2014	31/05/2014	31/05/2015	31/05/2015	31/03/2016	31/03/2016
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	R$ 46.49	R$ 0.01	R$ 54.69	R$ 0.01	R$ 64.13	R$ 0.01
Fair value of the options on December 31, 2012	R$ 23.02	R$ 51.99	R$ 25.27	R$ 59.75	R$ 37.94	R$ 79.78
Options exercisable
Amount	0	0	0	0	0	0
Deadline for the exercise of the options	N/A	N/A	N/A	N/A	N/A	N/A
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on December 31, 2012	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the total options on December 31, 2012	N/A	N/A	N/A	N/A	N/A	N/A

13.8      Exercised options and shares delivered referring to stock-based compensation of the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for Company’s  stock option plans. Below we present the options exercised and the shares delivered to the members of the Board of Officers in 2010, 2011 and 2012.

The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal years 2010, 2011 and 2012.

Amounts referring to fiscal year of 2012

	Board of Officers
Number of members that benefit from the stock option plan	9
In relation to the exercised options and shares delivered:	Series A3 – Gold	Series A3 – Silver
Number of shares	97,714	97,710
Pré Average weighted exercise price (in R$ per share)	0.01	27.47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	75.29	47.83

Amounts referring to fiscal year of 2011

	Board of Officers
Number of members that benefit from the stock option plan	12
In relation to the exercised options and shares delivered:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4– Gold (1st Issue)	Series A4– Silver (1st Issue)
Number of shares	61,400	35,787	80,800	158,666	168,772	19,681	24,594	61,378	15,307
Pré Average weighted exercise price (in R$ per share)	43.15	0.01	24.63	0.01	26.93	0.01	27.47	0.01	46.49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	23.85	66.99	42.37	66.99	40.07	66.99	39.53	66.99	20.51

Amounts referring to fiscal year of 2010

	Board of Officers
Number of members that benefit from the stock option plan	11
In relation to the exercised options and shares delivered:	Series IX	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver
Number of shares	61,300	39,973	91,042	29,403	31,363	27,250	34,053
Pré Average weighted exercise price (in R$ per share)	30.52	0.01	24.63	0.01	26.93	0.01	27.47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	38.76	69.27	44.65	69.27	42.35	69.27	41.81

13.9      Brief description of the information necessary for the understanding of the data disclosed in items “13.6” to “13.8”, and explanation of the pricing method used for the shares and options

a.         Pricing Method

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton  options pricing model.

b.         data and premises used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option term, expected dividends, and risk-free interest rate

The market price of each granted option is estimated on the grant date using the Black-Scholes-Merton  options pricing model, considering the following premises for the options in effect in 2012:

On the grant date
Average weighted price of the shares (per share), according to the average value of the last 15 trading sections on the grant date	Series A4: R$ 58.11 Series A5: R$ 68.36 Series A6: R$ 80.16
Exercise price	Series A4 “Gold”: R$ 0.01 Series A4 “Silver”: R$ 46.49 Series A5 “Gold”: R$ 0.01 Series A5 “Silver”: R$ 54.69 Series A6 “Gold”: R$ 0.01 Series A6 “Silver”: R$ 64.13
Expected updated volatility	25.14%
Options term	4 years
Expected dividends	1.09%
Risk-free interest rate	12.43%
Fair value of the option on the grant date (per option)	Please check item 13.6 above

c.         Method and Premisses Used to Incorporate the Expected Effects of Early Exercise

We do not take into account, for purposes of pricing the options, early exercises resulting from involuntary termination of employment, death or permanent disability of the beneficiary, and as a result of corporate events.

We adopt the premise that the options will be exercised from the moment they become exercisable. Therefore, the options term adopted in the calculations ranges from 1 to 5 years, depending on the series and the corresponding vesting periods of the options.

d.         How the Expected Volatility is Determined

In calculating the expected volatility, we used the standard deviation of the natural logarithms of the historic daily variations of the prices of the shares issued by the Company, according to the effective term of the options.

e.         Other Characteristics Incorporated in the Measurement of the Options’ Fair Value

Up to the end of the vesting period, the non-exercisable options are considered as call options in the calculations made using the Black-Scholes-Merton method. When they become exercisable, the options are considered as put options, that is, exercisable at any time up to the expiration date.

13.10    Information on pension plans granted to the members of the Board of Directors and Officers

On December 31, 2012, Directors were not eligible for Company’s  pension plans. Below we present the pension plans in effect for the Board of Officers.

Board of Executive Officers
Number of members [1]	9.58
Plan name	“Plano de Previdência Privada do Grupo Pão de Açúcar, com a Brasilprev Seguros e Previdência S.A.”
Number of executives that meet the rquirements to retire	None
Conditions for early retirement

- Be, at least, , 60 years old;

- Have at least 10 years of service with the Pão de Açúcar Group;

- Have a minimum of 5 years of contributions to the Pension Plan; and

-Employment with the Pão de Açúcar Group must have terminated.

Restated amount of the contributions accumulated in the pension plan up to the closing of the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 1,629,328.95
Total amount of the contributions made during the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	R$ 518,828.56
Possibility and conditions for early redemption

Early redemption is allowed, should the employee be disassociated from the Company. For the redemption of the contributions made by the Company, the balance of the reserve will be released according to the following proportion:

- No redemption, for less than 5 years of contribution

- Redemption of 50% of the balance, for 5 to 6 years of contributions;

- Redemption of 60% of the balance, for 6 to 7 years of contributions ;

- Redemption of 70% of the balance, for 7 to 8 years of contributions ;

- Redemption of 80% of the balance, for 8 to 9 years of contributions ;

- Redemption of 90% of the balance, for 9 to 10 years of contributions; and

- Redemption of 100% of the balance, for 10 to years of contributions.

1The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, according to the table below:

Month	Number of members in the Board of Officers
January	12
February	12
March	12
April	11
May	10
June	9
July	9
August	7
September	7
October	8
November	7
December	9
Total	113
Total number of members / 12	9,58

13.11    Maximum, Minimum and Average Individual Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Explanation for the non-filling of this frame:

Not disclosed due judicial decision.

13.12    Compensation or indemnification mechanisms for executives in case of termination of employment or retirement

On December 31, 2012, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for Company’s  executives in case of termination of employment or retirement.

13.13    Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
7.53%	0%	0%	0.98%

Amounts referring to fiscal year 2011

Board of Directors	Board of Officers	Fiscal Council	Total
91,57%	0%	0%	91,57%

Amounts referring to fiscal year 2010

Board of Directors	Board of Officers	Fiscal Council	Total
93,67%	0%	0%	89,74%

13.14    Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2012

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

Amounts referring to fiscal year 2011

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

Amounts referring to fiscal year 2010

Board of Directors	Board of Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

13.15    Compensation of administrators and Fiscal Council members recognized in the profit or loss for direct or indirect controlling shareholders or jointly-controlled companies and of subsidiaries of the Company

There was no payment of compensation to members of the Board of Directors, Board of Executive Officers or Fiscal Council recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of the Company.

13.16    Other material information

We hereby clarify that, for the purposes of Article 152 of Law 6,404/76, the overall compensation of the administrators does not include:

(i)             compensation of Fiscal Council members; and

(ii)            share-based compensation, pursuant to CVM Rule 562/08, allocated to Executive Officers and arising from the stock options, pursuant to the stock option plans approved for late fiscal years and approved to be exercised on fiscal year of 2013, under the terms of the stock option plan of the Company, established by means of the special shareholders’ meeting held on December 20, 2006.

AT SPECIAL SHAREHOLDERS MEETING:

Investment Plan for the Fiscal Year of 2013

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for the fiscal year of 2013, in the amount up to R$ 2,022,000,000.00, related to (i) open stores, purchase land and conversion of stores; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, March 6th, 2013.

BOARD OF OFFICERS

Management Proposal – Capitalization of the Goodwill Special Reserve Portion

Dear Shareholders: The Board of Officers of Companhia Brasileira de Distribuição, pursuant to the provisions in the “Goodwill Amortization Structure and Schedule Agreement” executed by the members of the Diniz family (per se and by its affiliates) and Casino, with the Company’s intervention, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”), and after the analysis of the Management Report and the Financial Statements for the year ended December 31, 2012, proposes the General Meeting the increase in the Company’s capital stock in the amount of R$ 38,024,597.19, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2012 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

As provided for by the Goodwill Agreement, 20% of the total increase amount, that is, R$ 7,604,842.31, will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$ 30,419,754.88, will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001-38 (“Wilkes”), pursuant to Article 7, caput of CVM Instruction no. 319/99, by means of the issue of new preferred shares. Such amount represents R$ 44.33 less than the amount of R$ 30,419,799.21, established by the Notice of the Ordinary and Extraordinary General Meeting to be held on April 27, 2012, which correspond to a portion of the increasing to be capitalized in favor of the Company’s Shareholders. Referred difference, on the amount of R$ 44.33, shall be add to the portion of the increasing of R$ 7,604,797.98, which shall be capitalized in favor of every single shareholder, accomplishing the amount of R$ 7,604,842.31.

The Company’s shareholders will have the preemptive right, pursuant to paragraph 2nd of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 101.41 per preferred share. Thus, 299,968 preferred Company shares will be issued, totaling R$ 30,419,754.88.

Thus, in view of the approval of the present Proposal by Shareholders, the Company’s capital stock will change of R$ 6.711.123.218,57 (six billion, seven hundred and eleven million, one hundred twenty three thousand, two hundred and eighteen Reais and fifty seven cents) to R$ 6.749.147.815,76 (six billion, seven hundred and forty nine million, one hundred, forty seven thousand, eight hundred and fifteen Reais and seventy six cents), divided into 263,751,303 shares with no par value, of which 99,679,851 are common shares and 164,071,452 are preferred shares.

Subsequently, the caput of Article 4th of the Company’s Bylaws will become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is R$ 6.749.147.815,76 (six billion, seven hundred and forty nine million, one hundred, forty seven thousand, eight hundred and fifteen Reais and seventy six cents) entirely paid in and divided into 263,751,303 (two hundred sixty three million, seven hundred fifty one thousand, three hundred and three) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are common shares and 164.071.452 (one hundred sixty four million, seventy one thousand, four hundred and fifty two) are preferred shares”

In accordance with article 11, item I, of ICVM 481/2009, follows herein the chapeau of article 4th of the Company’s Bylaws with the proposed alterations:

 “ARTICLE 4 - The Company’s Capital Stock is ~~R$ 6,711,123,218.57 (six billion, seven hundred and eleven million, one hundred twenty three thousand, two hundred and eighteen Reais and fifty seven cents)~~ R$ 6,749,147,815.76 (six billion, seven hundred and forty nine million, one hundred, forty seven thousand, eight hundred and fifteen Reais and seventy six cents) entirely paid in and divided into ~~263,451,335 (two hundred sixty-three million, four hundred and fifty-one thousand, three hundred and thirty-five)~~263,751,303 (two hundred sixty-three million, seven hundred fifty-one thousand, three hundred and three) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are common shares and ~~163,771,484 (one hundred sixty-three million, seven hundred and seventy-one thousand, four hundred and eighty-four)~~99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are preferred shares”

In accordance with article 11, item II of ICMV 481/2009, the alteration hereafter proposed, legally, does not imply any loss for Company’s shareholders, since the every single shareholder of the company shall be able to exercise its right of preference, under the terms of the Notice to Shareholders, which shall be published after the Annual and Special Shareholders’ Meeting, once this proposal is approved.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, March 15th, 2013.

BOARD OF OFFICERS

Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

1. Informar valor do aumento e do novo capital social

1. State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$ 38,024,597.19, raising the capital stock from R$ 6,711,123,218.57 to R$ 6,749,147,815.76.

2. State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Goodwill Special Reserve, with the issuance of new shares, as described in item 3 below.

3. Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

The increase in capital is made due the capitalization of the goodwill special reserve portion, on the amount of the effective fiscal credit earned by the Company on the fiscal year of 2012, equivalent to R$ 38.024.597,19, due the amortization of the goodwill paid by Grupo Casino on the acquisition of its respective investment on the Company, as provided on the “Goodwill Amortization Structure and Schedule Agreement” established by Família Diniz (per se or by its affiliates) and Casino, with the Company as intervener, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”).

In accordance with the Goodwill Agreement, 20% of the total increasing, R$ 7,604,842.31, shall be capitalized with no issuing of new shares, in benefit of all shareholders and 80% of total increasing, R$ 30,419,754.88, shall be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., an incorporated company dully incorporated under the laws of Brazil, headquartered at Av. Brigadeiro Luís Antônio, No. 3.126, and registered on the Brazilian tax payer number under the No. 04.745.350/0001-38 (“Wilkes”), under the terms of article 7th if CVM Instruction 319/99, by the issuing of new preferred shares. Such amount is R$ 44.33 less than the amount of R$ 30,419,799.21, as disclosed by the Call Notice of the Annual and Special Shareholders’ Meeting to be held on April 17, 2013, which correspond to the portion to be capitalized in benefit of the Company’s controlling shareholder. The referred gap, on the amount of R$ 44.33 shall be added to the portion of the increasing of R$ 7,604,797.98, in which shall be capitalized in benefit of the shareholders, reaching an amount of R$ 7,604,842.31.

In connection with the capital increasing with issuing of new shares, shall be assured to the Company’s shareholders the preemptive right, under the terms of Paragraph 2nd, of Art. 171 of Law 6.404/76. In case of exercise of preemptive right by any of the shareholders, the amounts paid by this shareholders shall be forwarded to Wilkes. The preemptive right shall be exercised in the period of thirty (30) calendar days, starting by the publication of the Notice to Shareholders disclosing the beginning of the period.

After Wilkes holds the new shares issued in reason of the increase of capital stock, such new shares shall be transferred to Casino Group, as set forth in the Goodwill Agreement.

4. Provide a copy of the Fiscal Council Report

Please see Annex I.

5. In the case of capital increase through the subscription of shares

a.  Describe the destination of the resources

The proceeds will be fully allocated to the Company’s capital.

b. Inform the number of stocks issued of each type and class

A total of 299,968 preferred shares will be issued.

c. Describe the rights, advantages and restrictions of the shares to be issued

Preferred shares will be entitled the following advantages and preferences:

(i)      Priority in capital refund, whose amount will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in case the Company is liquidated;

(ii)     Priority in receiving minimum annual dividend, non-cumulative, in the amount of R$0.08 per one (1) preferred share;

(iii)    Participation with the same conditions granted to common shares in the distribution of bonus shares resulting from the capitalization of reserves or accrued profits; and; e

(iv)    Participation in receiving the dividend provided for in article 35, IV, item “c” of the Bylaws, which shall be distributed to the common and preferred shares in such a manner that each preferred share will receive a dividend that is ten percent (10%) higher than the one attributed to each common share, pursuant to article 17, paragraph 1 of Law 6,404/76, amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to preferred shares, the amount paid as minimum dividend pursuant to item “b” of this Paragraph 1st.

d. Inform whether the subscription will be public or private

Private subscription.

e. For a private subscription, inform if related parties, as defined by the accounting rules addressing this matter, will subscribe shares in the capital increase, reporting the respective amounts, if such amounts are already known.

Pursuant to item 3 above, 80% of the total increase, that is R$ 30,419,754.88, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99. The effective number of shares subscribed by Wilkes will be known after the end of the deadline for the exercise of the preemptive right by the minority shareholders as described in item 3 above.

f. Inform the issuance price of the new shares, or the reasons why the board of directors should be in charge of setting it, for public distributions.

R$ 101.41 (one hundred and one reais and fourty-one cents) per preferred share.

g. Inform the face value of the shares issued or, for non-par shares, the portion of the issuance price that will be allocated to the capital reserve.

Not applicable.

h. Management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase.

Pursuant to item 3 above, 20% of the total increase, that is R$ 7,604,842.31, will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase, that is R$ 30.419.754,88, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput of Instruction CVM 319/99, through the issuance of new preferred shares. Since upon the issuance of new shares the Company’s shareholders will be ensured the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76, there will be no harm or dilution to the other shareholders of the Company.

i. Inform the criteria to calculate the issuance price and justify in details the economic aspects that have led to this choice.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 101.41 (one hundred and one reais and fourty-one cents) per preferred share.

j. In case the issuance price was set with a premium or discount over the market value, identify the reason for such premium or discount, and explain how it was determined.

Not applicable.

k. Provide a copy of all reports and studies that supported the determination of the issuance price.

In accordance with item “j” above, the issuance price will be defined based on the average of fifteen (15) prior trading sessions before the first Call Notice of the Annual and Special Shareholders Meeting in which the shareholders will deliberate to. See Exhibit II, in which contain the referred quotation.

l. Inform the quotation of each type and class of the Company’s shares in the markets where they are traded, including:

i.        Minimum, average and maximum quotation in each of the last three (3) years (Amounts in R$ per share):

PCAR4

Date	Minimum	Maximum	Average
2010	54.42	71.20	62.10
2011	56.00	73.25	64.68
2012	66.00	98.19	83.80

ii.      Minimum, average and maximum quotation in each quarter of the last two (2) years (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Average
1Q2011	58.95	70.23	64.18
2Q2011	62.30	73.25	67.54
3Q2011	56.00	72.99	62.76
4Q2011	56.05	68.84	64.30
1Q2012	66.00	87.45	76.68
2Q2012	73.51	90.90	82.17
3Q2012	76.79	90.55	83.83
4Q2012	90.26	98.19	92.97

iii.     Minimum, average and maximum quotation in each of the last six (6) months (Amounts in R$ per share):

PCAR4

Date	Minimum	Maximum	Average
Oct/12	91.23	98.19	94.45
Nov/12	90.26	93.00	91.77
Dec/12	90.44	95.87	92.43
Jan/13	88.67	93.90	90.20
Feb/13	93.25	99.20	95.70
Mar/13	99.50	106.62	102.62

iv.     Average quotation in the last 90 days (Average quotation from 12/12/2012 to 03/12/2013): PCAR4: R$ 94.2075 per share.

m. Inform the shares’ issuance price in capital increases made in the last three (3) years

Date	Total Amount	Issued Shares	Shares’ Issuance Price
April 29, 2010	R$ 83,908,229.25	80% of the increase of the capital stock was converted on 1.111.551 preferred shares Class A	R$ 60.39 per share
February 31, 2011	R$ 105,674,982.41	80% of the increase of the capital stock was converted on 1,354,156 preferred shares	R$ 62.43 per share
April 27, 2012	R$ 200,905,749.69	80% of the increase of the capital stock was converted on 1,876,308 preferred shares	R$ 85.66 per share

n. Percentage of potential dilution resulting from the issuance

There will be no dilution, as described in item 5 (h) above, in the event of minor shareholders exercise their preemption right.

o. Inform the deadlines, conditions and means of subscription and payment for the shares issued

Described in item 3 above.

p. Inform if the shareholders will be granted the preemptive right to subscribe the new shares issued and provide details on the terms and conditions this right is subject to

Upon the issuance of new shares, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76. If any shareholder decides to exercise his preemptive right, the amounts paid by him will be transferred directly to Wilkes. The preemptive right shall be exercised within up to thirty (30) calendar days following the publication of the Notice to Shareholders informing on the beginning of such deadline.

Shall have the right to participate on capital increasing the Company’s shareholders on the date of the Annual and Special Shareholders Meeting of 2013. The stocks acquired from April 18, 2013, including, shall not have the right of subscription.

The preemptive right of Company’s shareholders Will be exercised on the proportion of 0,11396111% on new preferred shares, under the terms of art. 171, caput, of Law 6.404/76.

There will not be a new general Meeting for purposes of ratifying the Company’s capital increasing after the preemptive period.

q. Management proposal for the treatment of occasional unsubscribed shares.

There will be no unsubscribed shares since all preferred shares to be issued will be capitalized to the benefit of Wilkes, observing the Company’s shareholders’ preemptive right, pursuant to item 5 “p” above.

r. Describe in detail the procedures to be adopted in case a partial homologation is expected for the capital increase.

Not applicable.

s. In case the issuance price is fully or partially realized in assets.

Not applicable.

6. In the case of a capital increase through the capitalization of profits or reserves:

a. State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will represent the issuing of new shares, and that a portion of the capital increasing representing 80% of total amount shall be issued by means of particular subscription, with the issuing of new shares in benefit of Wilkes, reserved the preemptive right in accordance with item 5 h above, and the remaining portion, representing 20% of the total amount, shall be capitalized with no issuing of new shares, in benefit of all shareholder, as described on item 3 above.

b. State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value

In accordance with item 3 above, 20% of total amount shall be capitalized with no issuing of new shares, in benefit of all shareholders and 80% of the total amount of capital increasing shall be capitalized in benefit of Wilkes, under the terms of art. 7th of Instruction CVM 319/99, by means of issuing of new preferred shares.

c. In the case of distribution of new shares

i. To inform the number of shares issued by each class and type.

Shall be issued 299,968 preferred shares.

ii. To inform the percentage of shareholders that shall receive stocks.

Every new shares, corresponding to 80% of capital increasing, shall be issued in benefit of Wilkes, being assured the preemptive right, in accordance with item 3 above.

iii. Describe the rights, advantages and restrictions assigned to the stocks to be issued.

The new preferred shares shall have the same rights and characteristics of the preferred shares yet issued, but shall not receive the dividends of the period of the fiscal year ended on December 31, 2012

iv. Inform the cost of acquisition, in Reais per stock, to be assigned to shareholders for purposes of art. 10 of Law 9.249, of December 29, 1995.

R$ 101.41 (one hundred and one reais and fourty-one cents).

v. Inform the treatment of the portions, if applicable.

Not applicable.

d. State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e. State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7. In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants.

Not applicable.

Annex to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 38,024,597.19, by means of capitalization of resources arising from capitalization of the Goodwill Special Reserve Portion, on an amount equivalent to the effective fiscal credit earned by the Company for the fiscal year ended on 2012, due the amortization of the goodwill paid by Grupo Casino on the acquisition of its respective investment on the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, March 12, 2013.

Annex II to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Evolution of PCAR4 quotation in the fifteen (15) trading sessions prior to the publication of the first Call Notice of the Shareholders Meeting

Date	PCAR4 Quotation (average price per volume)
25/02/2013	R$97.65
26/02/2013	R$96.99
27/02/2013	R$97.29
28/02/2013	R$98.79
01/03/2013	R$99.31
04/03/2013	R$100.25
05/03/2013	R$102.20
06/03/2013	R$103.24
07/03/2013	R$100.80
08/03/2013	R$100.93
11/03/2013	R$104.21
12/03/2013	R$104.01
13/03/2013	R$106.98
14/03/2013	R$107.54
15/03/2013	R$105.76
Average Price	R$101.41

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 20, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.